UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	Nortel Inversora S.A. Unaudited Condensed Consolidated Financial Statements as of June 30, 2012

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NORTEL INVERSORA S.A.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2012 AND 2011

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2012

(In millions of Argentine pesos or as expressly indicated)

As required by CNV regulations, the Company has prepared its consolidated financial statements as of June 30, 2012 under IFRS. Additional information is given in Note 2.b) to the consolidated financial statements.

A detail of the main qualitative and quantitative effects and comparative information on the adoption of IFRS in the Company’s and in Telecom Group’s financial statements as of June 30, 2012 is given in Note 4 to the consolidated financial statements.

As a consequence of the adoption of IFRS for statutory purposes, as of January 1st, 2012, this Operating and financial review as of June 30, 2012 has been prepared using IFRS, readjusting the comparative information of the Company. Moreover, new groups of income and expenses have been prepared inside the economic and financial information in order to allow a better exposure of the critical variables of the business, in line with the criterion used by the Management of Telecom Argentina to monitor the performance of operations and with the regular practices of the telecommunications industry. It is expected that the new disclosures would be useful for investors and other parties interested in the analysis of the Company’s business.

IFRS also require quarterly information in the interim periods compared with the same period for the previous year (three month-period ended June 30, 2012 – “2Q12” – vs. three month-period ended June 30, 2011 – “2Q11”-). A brief analysis on the main variation between these quarters is given in point 3 of this Operating and financial review.

1.	The Company

•	Relevant Matters

Summary of the Resolutions approved by the Ordinary and Extraordinary General and Special Class A Preferred Stockholders’ Meeting and the Board Meeting held on June 13 and June 14, 2012, respectively

The above referred Stockholders’ Meeting and Board Meeting resolved:

1)	the scheduled redemption of 401,794 Class “A” Preferred Shares, i.e., 100% of the outstanding Class “A” Preferred Shares, for an aggregate redemption price of Ps. 363 million;

2)	payment of $81.7 to cancel 100% of the outstanding preferred basic dividend corresponding as of such date to the Class “A” Preferred Shares;

3)	payment of $22.8 as additional dividend corresponding to the Class “A” Preferred Shares for fiscal year 2011;

4)	payment of $8.3 as additional distribution, payable only and exclusively to those holders of Class “A” Preferred Shares who have entered into a settlement agreement with the Company, to the Company’s satisfaction, before June 27, 2012, releasing and irrevocably, finally and definitively terminating any claim relating to the Class “A” Preferred Shares;

5)	payment of $5.4 to the holders of Class “B” Preferred Shares as dividend corresponding to fiscal year 2011; and

6)	payment of $5.6 to the holders of ordinary stock as dividend corresponding to fiscal year 2011.

The scheduled redemption referred to in item 1) above was reflected in the Company’s books as a reduction of the accounts Capital Stock, Inflation Adjustment of Capital Stock and Share Issue Premiums, while payments referred to in items 2) to 6) were reflected as a reduction of the Voluntary Reserve for the Future Distribution of Dividends.

•	The Company’s results

On a consolidated basis, the Company reached a net income of $1,243 for the six-month period ended June 30, 2012 (“1H12”), +$47 or 4% vs. the six-month period ended June 30, 2011 (“1H11”). The income attributable to Nortel amounted to $647 in 1H12, +$37 or 6% vs. 1H11 and was mainly generated by equity income from related companies.

2.	Telecom Group activities for 1H12 and 1H11

•	Total sales and other income

During 1H12 consolidated total sales and other income increased 21% (+$1,788 vs. 1H11) reaching $10,389, mainly fueled by the Broadband, data transmission and mobile businesses.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2012

I

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

			Variation
	1H12	1H11	$	%
Services
Voice – Retail	1,218	1,147	71	6
Voice – Wholesale	357	360	(3)	(1)
Internet	925	727	198	27
Data	338	271	67	25

Subtotal fixed services	2,838	2,505	333	13

Voice – Retail	2,137	1,896	241	13
Voice – Wholesale	863	829	34	4
Internet	569	314	255	81
Data	2,653	2,011	642	32

Subtotal Personal mobile services	6,222	5,050	1,172	23

Voice – Retail	167	137	30	22
Voice – Wholesale	38	30	8	27
Internet	59	27	32	119
Data	126	115	11	10

Subtotal Núcleo mobile services	390	309	81	26

Total services revenues	9,450	7,864	1,586	20

Equipment
Fixed services	39	50	(11)	(22)
Personal mobile services	878	657	221	34
Núcleo mobile services	13	13	—	—

Total equipment sales	930	720	210	29

Other income
Fixed services	7	12	(5)	(42)
Personal mobile services	2	5	(3)	(60)

Total other income	9	17	(8)	(47)

Total sales and other income	10,389	8,601	1,788	21

Fixed services

During 1H12, revenues generated by these services amounted to $2,838, +$333 or 13% vs. 1H11, where Internet revenues have grown the most (+$198 or 27% vs. 1H11), followed by voice retail services (+$71 or 6% vs. 1H11) and data transmission (+$67 or 25% vs. 1H11).

•	Voice

Voice retail revenues reached $1,218 in 1H12 (+6% vs. 1H11). The results of this line of business are still affected by frozen tariffs of regulated services. Revenues from regulated services reached approximately 38% of net sales of the segment in 1H12 (vs. 42% in 1H11).

Monthly Charges and Supplementary Services increased by $41 or 8% vs. 1H11, to $537, as a consequence of a higher number of lines in service (+1% vs. 1H11), which reached more than 4.1 million, and an increase in supplementary services (mainly due to rising prices).

Revenues generated by measured services (Local Measured Service, Domestic Long Distance and International Telephony) totaled $681, +$30 or 5% vs. 1H11, mainly fueled by the effect of the flat rate packs. In relative terms, revenues from local measured service increased the most with 7% vs. 1H11 and followed by DLD revenues (+5% vs. 1H11).

Voice wholesale revenues (including fixed and mobile interconnection revenues – together with the revenues generated by the subsidiary Telecom USA -) amounted to $357 (-1% vs. 1H11). Interconnection fixed and mobile revenues reached $253 (+4% vs. 1H11) due to an increase in the traffic mainly with mobile operators. The other wholesale revenues reached $104 in 1H12 (-$6 or 6% vs. 1H11).

•	Internet

Revenues related to Internet reached $925 (+$198 or 27% vs. 1H11) mainly due to the substantial expansion of the Broadband service (+9% of clients vs. 1H11), an increase in average prices and an improvement in the ARPU (amounted to $96.1 pesos in 1H12 vs. $84.1 pesos in 1H11). As of June 30, 2012, Telecom Argentina reached 1,594,000 ADSL customers. These connections represent approximately 38% of Telecom Argentina’s fixed lines in service.

Internet revenues represent 9% participation of net consolidated sales (vs. 8% in 1H11) and 33% of fixed services segment revenues (vs. 29% in 1H11).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2012

II

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Data

Data transmission revenues amounted to $338 (+$67 vs. 1H11), where the focus was to strengthen Telecom Argentina’s position as an integrated TICs provider for wholesale and government segments. The increase was mainly due to the growth of VPN IP services (private data networks services that replaces the point to point services).

Personal Mobile Services

During 1H12, net sales reached $6,222 (+1,172 or 23% vs. 1H11). Personal reached 18.7 million subscribers in Argentina (+1.3 million vs. 1H11) thus improving its market position. Approximately 68% of the overall subscriber base is prepaid and 32% is postpaid (including “Cuentas claras” plans and Mobile Internet dongles).

•	Voice

Voice retail revenues reached $2,137 in 1H12 (+13% vs. 1H11). The increase was mainly due to increase in prices implemented during 2H11 and an increase in the subscriber base.

Voice wholesale revenues reached $863 in 1H12 (+4% vs. 1H11). The increase was mainly due to a higher traffic with fixed operators (CPP) and mobile operators (TLRD) partially offset with a decrease in roaming revenues by discounts granted related with traffic.

•	Internet

Internet revenues reached $569 (+$255 or 81% vs. 1H11), mainly fueled by the effect of higher offer of services, plans and packs launched by Personal, generating new clients and the migration of clients to lower value services plans.

•	Data

Mobile data revenues reached $2,653 (+642 or 32% vs. 1H11). This increase is mainly due to the SMS traffic performance, related to the increase in the subscriber base and higher prices of this service, both in prepaid or postpaid customers, with an increase of $633 vs. 1H11.

As a consequence of the voice traffic increase and the usage of VAS (Internet and data) and the prices increase implemented in 2H11, Average Monthly Revenue per User (“ARPU”) increased to $54.6 pesos in 1H12 (vs. $48.3 pesos in 1H11).

Núcleo Mobile Services

This segment generated revenues equivalent to $390 during 1H12 (+$81 or 26% vs. 1H11) due to the increase in the subscriber base and the rise of the ARPU. As of June 30, 2012, Núcleo’s subscriber base reached 2.2 million customers (+0.3 million vs. 1H11). Prepaid and postpaid customers represented 83% and 17%, respectively in 1H12.

Equipment

Revenues from equipment sales reached $930, +$210 or 29% vs. 1H11. This increase is mainly related to the Personal Mobile services segment in the retail business with an increase of $221 vs. 1H11 and was due to the upgrade by subscribers of their mobile handsets as a result of technological advances and the provision of state-of-the-art services.

Operating costs

Consolidated operating costs – including depreciations, amortizations and gain on disposal of PP&E – totaled $8,507 in 1H12, which represents an increase of $1,835 or +28% vs. 1H11. The increase in costs is principally a consequence of a higher volume of revenues, greater expenses related to competition in mobile and Internet businesses and higher direct and indirect labor costs on the cost structure of the Group in Argentina.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2012

III

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

			Variation
	1H12	1H11	$	%
Employee benefit expenses and severance payments	(1,492)	(1,143)	(349)	31
Interconnection costs and other telecommunication charges	(805)	(721)	(84)	12
Fees for services, maintenance, materials and supplies	(1,010)	(798)	(212)	27
Taxes and fees with the Regulatory Authority	(940)	(753)	(187)	25
Commissions	(1,053)	(798)	(255)	32
Agent commissions capitalized as SAC	153	98	55	56
Cost of equipment and handsets	(1,203)	(960)	(243)	25
Cost of equipment and handsets capitalized as SAC	244	208	36	17
Advertising	(314)	(257)	(57)	22
Provisions	(59)	(61)	2	(3)
Bad debt expenses	(148)	(84)	(64)	76
Other operating expenses	(623)	(427)	(196)	46

Operating income before depreciation and amortization	(7,250)	(5,696)	(1,554)	27
Depreciation of PP&E	(867)	(709)	(158)	22
Amortization of SAC and service connection costs	(380)	(272)	(108)	40
Amortization of other intangible assets	(11)	(9)	(2)	22
Gain on disposal of PP&E	1	14	(13)	n/a

Total operating costs	(8,507)	(6,672)	(1,835)	28

The costs breakdown is as follows:

Employee benefit expenses and severance payments

Employee benefit expenses and severance payments totaled $1,492 (+349 or 31% vs. 1H11), affected by an increase in the headcount and increases in salaries agreed by Telecom Argentina with various trade unions for the unionized employees and also to non-unionized employees, together with related social security charges. With a total headcount of 16,782 at the end of 1H12 (+4% vs. 1H11), lines in service per employee reached 370 in the Fixed Services segment (similar to 1H11) and 3,651 in the Personal mobile services segment (-4% vs. 1H11).

Interconnection costs and other telecommunication charges

Interconnection costs and other telecommunication charges (includes charges for TLRD, Roaming, Interconnection costs, cost of international outbound calls and lease of circuits) amounted to $805 (+$84 or 12% vs. 1H11) mainly due to higher volume of traffic.

Fees for services, maintenance, materials and supplies

Fees for services, maintenance, materials and supplies amounted to $1,010 (+$212 or 27% vs. 1H11), mainly due to higher costs from the Call Centers in the mobile services segments generated by higher requirements to them and higher tariffs recognized to suppliers due to salaries increases given to their employees. There were also increases in the maintenance costs mainly due to higher costs recognized to suppliers.

Taxes and fees with the Regulatory Authority

Taxes and fees with the Regulatory Authority (including turnover tax, IDC, municipal and other taxes) reached $940 (+25% vs. 1H11), influenced mainly by higher average rates in turnover taxes (over higher net sales) and higher municipal taxes.

Commissions

Commissions (including Agent, distribution of prepaid cards and other commissions) were $1,053 (+255 or 32% vs. 1H11), mainly due to the increase in commissions related to commercial agents associated to higher revenues because of major acquisition and retention costs, higher cards sales, and prepaid recharges and collections.

In the other hand, agent commissions capitalized as SAC totaled $153, +$55 or 56% vs. 1H11 and is directly related to the increase in the postpaid subscribers base in the Personal Mobile Services segment.

Cost of equipment and handsets

Cost of equipments and handsets totaled $1,203 (+243 or 25% vs. 1H11) mainly due to an increase in the number of handsets sold (+12% vs. 1H11), especially high-end handsets to boost VAS and higher average unit cost of sales (+18% vs. 1H11).

In the other hand, deferred costs from SAC totaled $244, +$36 or 17% vs. 1H11 and is directly related to the increase in the postpaid subscribers’ base in the Personal Mobile Services segment.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2012

IV

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Advertising

Advertising amounted to $314 (+$57 or 22% vs. 1H11), oriented towards the support of the commercial activity in Fixed Services – mainly in the Internet business – and in mobile services and to strengthen the brand position of the Telecom Group.

Provisions

Provisions totaled $59, -$2 or 3% vs. 1H11. The decrease was mainly due to a decrease in labor claims amounting to $8 and in regulatory and tax claims amounting to $10, offset with an increase of civil and commercial proceedings amounting to $16 vs. 1H11.

Bad debt expenses

Bad debt expense reached $148 (+$64 vs. 1H11), representing approximately 1.4% of the consolidated net sales in 1H12 vs. 1% in 1H11. The increase is observed mainly in the Personal Mobile Services segment as a consequence of higher aging of the accounts receivables.

Other operating costs

Other operating costs totaled $623 (+$196 vs. 1H11). The increase was mainly due to the subsidies’ elimination on certain public services (principally energy, both in the Fixed and Mobile segments in Argentina, +$72 or 125% vs. 1H11) and to higher prices on related services, especially in Transportation, freight and travel expenses in the operations in Argentina.

•	Operating income before depreciation and amortization

Operating income before depreciation and amortization reached $3,139 (+$234 or 8% vs. 1H11), 30% of consolidated net sales in 1H12 vs. 34% in 1H11. This growth was mainly fueled by the Mobile business (+$297 or 15% vs. 1H11).

Depreciation and amortization

Depreciation and amortization reached $1,258 (+$268 or 27% vs. 1H11). The increase in PP&E depreciation reached $158, in amortization of SAC +$108 and in amortization of other intangible assets totaled $2.

Gain on disposal of PP&E

The gain amounted to $1, -$13 vs. 1H11 and corresponds to the Fixed Services segment.

•	Operating income

Operating income reached $1,882 in 1H12 (-$47 or 2% vs. 1H11). The margin represented 18% in 1H12 (vs. 23% in 1H11).

•	Financial results, net

Financial results, net resulted in a net gain of $112, an improvement of $95 vs. 1H11. This was mainly due to higher net financial interest (+$96 vs. 1H11), due to the higher return on the Telecom Group’s net financial assets.

•	Net income

Telecom Argentina reached a net income of $1,294 in 1H12, +$18 or 1% when compared to 1H11. Net income attributable to Telecom Argentina reached $1,275 in 1H12, +$14 or 1% when compared to 1H11.

•	Net financial assets

As of June 30, 2012, Net financial assets (Cash and Cash Equivalents minus Financial debt) amounted to $2,223, showing a decrease of $461 as compared to December 31, 2011 (totalized $2,684) mainly due to the cash dividends paid to Telecom Argentina’s shareholders in May 2012. The Fixed Services segment has net financial assets of $1,286, the Personal Mobile Services has net financial assets of $1,058 and the Núcleo Mobile Services segment has net financial debt of $121.

•	Capital expenditures (CAPEX)

During 1H12, the Telecom Group invested $1,345 in PP&E and intangible assets (+25% vs. 1H11), of which $549 or 41% were allocated to the Fixed Services segment (43% in 1H11), $716 or 53% to the Personal Mobile Services segment (52% in 1H11) and $80 or 6% to the Núcleo Mobile Services segment (5% in 1H11). In relative terms, CAPEX reached 13% of consolidated net sales of 1H12 and 1H11, and were mainly for the External wiring and network access equipment, Transmission and Switching equipment, Computer equipment and SAC in the Mobile Services segments.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2012

V

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

PP&E CAPEX amounted to $916 and intangible assets amounted to $429 in 1H12, while in 1H11 amounted to $751 and $325, respectively.

Likewise, during 1H12 PP&E and intangible assets additions (CAPEX plus materials additions amounting to $68) amounted to $1,413 (+21% vs. 1H11), of which $619 or 44% were allocated to the Fixed Services segment (vs. 47% in 1H11), $716 or 51% to the Personal Mobile Services segment (vs. 48% in 1H11) and $78 or 5% to the Núcleo Mobile Services segment (vs. 5% in 1H11).

Main PP&E CAPEX projects are related to the expansion of fixed broadband services in order to improve transmission and speed available to the customers; deployment of 3G services to support the growth of mobile broadband together with the launch of innovative VAS and the expansion of transmission and transport networks to meet the growing demand of our fixed and mobile customers.

3.	Telecom Group’s activities for 2Q12 and 2Q11

Telecom Argentina reached a net income of $586 in 2Q12, -$50 or 8% when compared to 2Q11. Net income attributable to Telecom Argentina reached $577 in 2Q12, -$50 or 8% when compared to 1H11.

Although total sales and other income increase 18% vs. 2Q11, operating costs without depreciation and amortization reached $1,492 (+$18 or 1% vs. 1H11) representing 28% of consolidated sales (vs. 33% in 2Q11). Operating income reached $849 (-$122 or 13% vs. 1H11 as a consequence of higher depreciations and amortizations of $131), partially offset by higher net financial income amounting to $53 and a lower income tax amounting to $19.

			Variation
	2Q12	2Q11	$	%
Total sales and other income	5,259	4,457	802	18
Operating costs without depreciation and amortization	(3,767)	(2,983)	(784)	26

Operating income before depreciation and amortization	1,492	1,474	18	1
Depreciation and amortization	(643)	(512)	(131)	26
Gain on disposal of PP&E	—	9	(9)	n/a

Operating income	849	971	(122)	(13)
Financial results, net	51	(2)	53	n/a

Net income before income tax expense	900	969	(69)	(7)
Income tax expense	(314)	(333)	19	(6)

Net income	586	636	(50)	(8)

Attributable to:
Telecom Argentina	577	627	(50)	(8)
Non-controlling interest	9	9	—	—

	586	636	(50)	(8)

Net income per share attributable to Telecom Argentina – basic and diluted (in pesos)	0.59	0.64

During 2Q12 consolidated total sales and other income increased 18% (+$802 vs. 2Q11) reaching $5,259, mainly fueled by the mobile businesses, Broadband and data transmission.

			Variation
	2Q12	2Q11	$	%
Services
Voice – Retail	611	584	27	5
Voice – Wholesale	182	184	(2)	(1)
Internet	467	378	89	24
Data	175	136	39	29

Subtotal fixed services	1,435	1,282	153	12

Voice – Retail	1,060	984	76	8
Voice – Wholesale	438	418	20	5
Internet	293	161	132	82
Data	1,330	1,055	275	26

Subtotal Personal mobile services	3,121	2,618	503	19

Voice – Retail	81	75	6	8
Voice – Wholesale	20	16	4	25
Internet	33	15	18	120
Data	63	63	—	—

Subtotal Núcleo mobile services	197	169	28	17

Total services revenues	4,753	4,069	684	17

Equipment
Fixed services	21	22	(1)	(5)
Personal mobile services	473	354	119	34
Núcleo mobile services	7	5	2	40

Total equipment sales	501	381	120	31

Other income
Fixed services	4	7	(3)	(43)
Personal mobile services	1	—	1	n/a

Total other income	5	7	(2)	(29)

Total sales and other income	5,259	4,457	802	18

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2012

VI

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Consolidated operating costs – including depreciations, amortizations and gain on disposal of PP&E – totaled $4,410 in 2Q12, which represents an increase of $924 or +27% vs. 2Q11. The increase in costs is principally a consequence of a higher volume of revenues, greater expenses related to competition in mobile and Internet businesses and higher direct and indirect labor costs on the cost structure of the Group in Argentina, as well as the increase in depreciation and amortization amounting to $131, only offset with lower costs from provisions amounting to $19.

			Variation
	2Q12	2Q11	$	%
Employee benefit expenses and severance payments	(815)	(617)	(198)	32
Interconnection costs and other telecommunication charges	(397)	(357)	(40)	11
Fees for services, maintenance, materials and supplies	(533)	(437)	(96)	22
Taxes and fees with the Regulatory Authority	(478)	(392)	(86)	22
Commissions	(528)	(416)	(112)	27
Agent commissions capitalized as SAC	77	57	20	35
Cost of equipment and handsets	(660)	(521)	(139)	27
Cost of equipment and handsets capitalized as SAC	138	132	6	5
Advertising	(150)	(128)	(22)	17
Provisions	(19)	(38)	19	(50)
Bad debt expenses	(79)	(45)	(34)	76
Other operating expenses	(323)	(221)	(102)	46

Operating income before depreciation and amortization	(3,767)	(2,983)	(784)	26

Depreciation of PP&E	(441)	(360)	(81)	23
Amortization of SAC and service connection costs	(197)	(148)	(49)	33
Amortization of other intangible assets	(5)	(4)	(1)	25
Gain on disposal of PP&E	—	9	(9)	n/a

Total operating costs	(4,410)	(3,486)	(924)	27

During 2Q12 and 2Q11, CAPEX reached $655 and $614, respectively (+$41 or 7%).

4.	Summary comparative consolidated statements of financial position

	June 30,
	2012	2011
Current assets	5,313	3,996
Non-current assets	10,017	8,962

Total assets	15,330	12,958

Current liabilities	5,048	5,141
Non-current liabilities	1,620	1,230

Total liabilities	6,668	6,371

Equity attributable to Nortel	4,666	3,372
Equity attributable non-controlling interest	3,996	3,215

Total Equity	8,662	6,587

Total liabilities and equity	15,330	12,958

5.	Summary comparative consolidated income statements

	2Q12	2Q11	1H12	1H11
Total sales and other income	5,259	4,457	10,389	8,601
Operating costs	(4,414)	(3,501)	(8,515)	(6,697)
Gain on disposal of PP&E	—	9	1	14

Operating income	845	965	1,875	1,918
Financial results, net	22	(44)	69	(54)

Net income before income tax expense	867	921	1,944	1,864
Income tax expense	(315)	(331)	(701)	(668)

Net income	552	590	1,243	1,196

Other comprehensive income, net of tax	(4)	13	21	60

Total comprehensive income	548	603	1,264	1,256

Net comprehensive income attributable to Nortel	281	303	655	633
Net comprehensive income attributable to non-controlling interest	267	300	609	623

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2012

VII

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

6.	Statistical data (in physical units)

•	Fixed services

Voice and data services

June 30,	2012		2011		2010		2009		2008
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Equipment lines	3,803,566	3,755	3,803,500	2,906	3,834,383	(9,426)	3,849,527	142	3,847,013	(27,581)
NGN lines	987,053	31,741	923,348	43,010	776,820	22,160	634,212	29,056	392,940	19,868

Installed lines (a)	4,790,619	35,496	4,726,848	45,916	4,611,203	12,734	4,483,739	29,198	4,239,953	(7,713)

Lines in service (b)	4,148,431	10,061	4,118,583	8,279	4,065,580	7,627	4,025,882	17,461	3,954,691	23,390

Customers lines (c)	4,064,287	9,796	4,033,168	8,932	3,975,017	8,751	3,933,480	17,907	3,856,206	25,686

Public phones installed	38,594	(564)	42,270	(1,273)	47,021	(1,662)	53,703	(2,161)	64,159	(2,950)

Lines in service per 100 inhabitants (d)	20.7	—	20,7	—	20,6	—	20,6	—	20,4	0,1

Lines in service per employee (e)	370	—	372	(5)	368	2	360	1	343	2

a)	Reflects total number of lines available in Switches, considered independently of its technology (TDM or NGN).
b)	Includes customers lines, own lines, public telephones and DDE and ISDN channels. As of June 30, 2012, Telecom Argentina considers DDE channels as lines in service. Previously it considered the internal numbers assigned to those channels. Therefore, comparative information has been adapted to the new criterion.
c)	The number of customers is measured in relation to the physical occupation of network resources.
d)	Corresponding to the Northern Region of Argentina.
e)	Defined as lines in service / number of actual employees.

Internet

June 30,	2012		2011		2010		2009		2008
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter

Total ADSL subscribers	1,594,000	28,000	1,457,000	(13,000)	1,274,000	42,000	1,110,000	50,000	890,000	64,000

•	Mobile services

Personal

June 30,	2012		2011		2010		2009		2008
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	2,296,000	70,000	1,988,000	102,000	1,660,000	47,000	1,519,000	47,000	1,268,000	70,000

“Cuentas claras” plans	3,232,000	56,000	2,887,000	73,000	2,737,000	30,000	2,774,000	(48,000)	2,583,000	60,000

Prepaid subscribers	12,714,000	42,000	12,125,000	284,000	10,727,000	273,000	9,236,000	404,000	7,527,000	366,000

Dongles (*)	481,000	8,000	392,000	51,000	210,000	36,000	57,000	12,000	1,000	1,000

Total subscribers	18,723,000	176,000	17,392,000	510,000	15,334,000	386,000	13,586,000	415,000	11,379,000	497,000

Lines per employee	3,651	—	3,789	—	3,907	—	3,642	—	3,209	—

Núcleo

June 30,	2012		2011		2010		2009		2008
	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter	Accumulated	Quarter
Post-paid subscribers	29,000	(1,000)	27,000	1,000	24,000	—	23,000	—	24,000	1,000

“Plan control” subscribers	238,000	11,000	207,000	8,000	170,000	9,000	148,000	5,000	143,000	2,000

Prepaid subscribers	1,849,000	20,000	1,664,000	60,000	1,604,000	—	1,580,000	(69,000)	1,567,000	49,000

Dongles (*)	119,000	9,000	76,000	13,000	26,000	7,000	4,000	4,000	—	—

Subtotal cellular	2,235,000	39,000	1,974,000	82,000	1,824,000	16,000	1,755,000	(60,000)	1,734,000	52,000

Internet subscribers – Wimax	7,000	—	9,000	—	11,000	—	13,000	(3,000)	12,000	1,000

Total subscribers	2,242,000	39,000	1,983,000	82,000	1,835,000	16,000	1,768,000	(63,000)	1,746,000	53,000

Lines per employee (**)	5,174	—	4,634	—	4,375	—	4,199	—	4,033	—

(*)	Corresponds to mobile Internet subscribers with post-paid, “Cuentas claras”, “Plan control” and prepaid contracts.
(**)	Internet Wimax subscribers are not included.

7.	Consolidated ratios

June 30,	2012	2011
Liquidity (1)	1.05	0.78
Solvency (2)	1.30	1.03
Locked-up capital (3)	0.65	0.69

(1)	Current assets/Current liabilities.
(2)	Total equity/Total liabilities.
(3)	Non-current assets/Total assets.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2012

VIII

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

8.	Outlook

In 2012 the growth prospects for fixed line services will continue in line with the evolution experienced in recent years as a result of market maturity and international industry trends. Arnet Broadband business is well positioned to continue catching the opportunities the market offers. The launching of Arnet Play in 2011 has positioned Telecom Argentina in the video streaming content access market.

The mobile business is expected to continue expanding, albeit at more moderate rates than those of recent years. The usage of Internet will continue to gain further presence among its customer base. Value-added services are expected to continue to be one of the key sources of sales growth (in 2011, value-added services accounted for about 46% of Personal service revenues). Coverage expansion and speed access improvement to 3G and HSDPA+ networks, and the more complete portfolio of advanced mobile devices will be the drivers to success in its operation in the Argentine market.

The mobile operation, which has consistently increased its share in the Argentine market, has developed a new identity of the Personal brand in lines with values in which Personal trusts so as to successfully perform Number Portability, which is in force since 1Q12.

In order to provide the customers with newer and better services, the Telecom Group shall continue with its investment plans. Telecom Argentina will use its investments to accompany Broadband growth and new value-added initiatives in the Fixed Services segment, providing infrastructure to mobile operators, and streamlining its commercial and customer service systems. Personal will enhance its network infrastructure and seek to expand its coverage in 3G technology and bandwidth for mobile data transmission and customer service improvement.

The Telecom Group is in an excellent financial position because there are no financial commitments which cannot be settled by the internal cash flow generation.

The strategy implemented by the Management of Telecom Argentina introduces the basic necessary foundations that will allow the Telecom Group to take the necessary steps to achieve its objectives of constant service enhancement, strengthening its market position and increasing its efficiency to satisfy the continuous needs of the customers in a dynamic telecommunications market.

Eduardo Federico Bauer
Vice-President

OPERATING AND FINANCIAL REVIEW AND PROSPECTS AS OF JUNE 30, 2012

IX

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In millions of Argentine pesos)

	Note	June 30, 2012	December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents	5 / 6	2,389	2,882
Trade receivables	5	1,852	1,790
Other receivables	5	379	308
Inventories	5	693	536

Total current assets		5,313	5,516

Non-Current Assets
Trade receivables	5	27	30
Deferred income tax assets	5	4	—
Other receivables	5	128	108
Investments	5	1	1
Property, plant and equipment (“PP&E”)	5	8,331	8,247
Intangible assets	5	1,526	1,488

Total non-current assets		10,017	9,874

TOTAL ASSETS		15,330	15,390

LIABILITIES
Current Liabilities
Trade payables	5	3,180	3,408
Deferred revenues	5	363	292
Financial debt	5	31	441
Salaries and social security payables	5	512	539
Income tax payables	5	351	605
Other taxes payables	5	448	463
Dividends payables	5	10	—
Other liabilities	5	63	37
Provisions	9	90	173

Total current liabilities		5,048	5,958

Non-Current Liabilities
Deferred revenues	5	308	307
Financial debt	5	102	115
Salaries and social security payables	5	127	136
Deferred income tax liabilities	5	171	210
Income tax payables	5	13	13
Other liabilities	5	72	72
Provisions	9	827	782

Total non-current liabilities		1,620	1,635

TOTAL LIABILITIES		6,668	7,593

EQUITY (see Unaudited Condensed Consolidated Statement of Changes in Equity)
Equity attributable to Nortel		4,666	4,022
Non-controlling interest		3,996	3,775

TOTAL EQUITY	10	8,662	7,797

TOTAL LIABILITIES AND EQUITY		15,330	15,390

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo Federico Bauer
Vice-President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENTS

(In millions of Argentine pesos, except per share data in Argentine pesos)

	Note	2Q12	2Q11	1H12	1H11
Sales	5	5,254	4,450	10,380	8,584
Other income	5	5	7	9	17

Total sales and other income		5,259	4,457	10,389	8,601

Employee benefit expenses and severance payments	5	(816)	(618)	(1,494)	(1,144)
Interconnection costs and other telecommunication charges	5	(397)	(357)	(805)	(721)
Fees for services, maintenance, materials and supplies	5	(535)	(438)	(1,013)	(801)
Taxes and fees with the Regulatory Authority	5	(478)	(396)	(941)	(759)
Commissions	5	(451)	(359)	(900)	(700)
Cost of equipments and handsets	5	(522)	(389)	(959)	(752)
Advertising	5	(150)	(128)	(314)	(257)
Provisions	9	(19)	(38)	(59)	(61)
Bad debt expenses	5	(79)	(45)	(148)	(84)
Other operating expenses	5	(324)	(221)	(624)	(428)
Depreciation and amortization	5	(643)	(512)	(1,258)	(990)
Gain on disposal of PP&E		—	9	1	14

Operating income		845	965	1,875	1,918
Finance income	5	141	70	273	135
Finance expenses	5	(119)	(114)	(204)	(189)

Net income before income tax expense		867	921	1,944	1,864
Income tax expense	5	(315)	(331)	(701)	(668)

Net income for the period		552	590	1,243	1,196

Attributable to:
Nortel		282	297	647	610
Non-controlling interest		270	293	596	586

		552	590	1,243	1,196

Basic and diluted earnings per share attributable to Nortel	2.d
Ordinary shares		27.00	28.44	61.96	58.42
Class “B” preferred shares		93.88	98.87	215.39	203.07

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo Federico Bauer
Vice-President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions of Argentine pesos)

	2Q12	2Q11	1H12	1H11

Net income for the period	552	590	1,243	1,196

Other components of the Statements of Comprehensive Income
Currency translation adjustments (non-taxable)	(4)	13	21	60

Other components of the comprehensive income, net of tax	(4)	13	21	60

Total comprehensive income for the period	548	603	1,264	1,256

Attributable to:
Nortel	281	303	655	633
Non-controlling interest	267	300	609	623

	548	603	1,264	1,256

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo Federico Bauer
Vice-President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In millions of Argentine pesos)

	Equity attributable to Nortel
	Capital stock (1)		Inflation adjustment	Share issue	Economic rights Class “A”		Voluntary reserve for the future distribution	Currency			Equity attributable to non-
	Common stock	Preferred shares	of capital stock	premiums (1)	preferred shares	Legal reserve	of dividends	translation adjustment	Retained earnings	Total	controlling interest	Total Equity
Balances at January 1st, 2011 under Argentine GAAP	53	25	125	896	(556)	180	—	76	2,620	3,419	—	3,419
IFRS adoption adjustments (Note 4)	—	—	—	—	(416)	—	—	(62)	(202)	(680)	3,006	2,326

Adjusted balances at January 1st, 2011 under IFRS	53	25	125	896	(972)	180	—	14	2,418	2,739	3,006	5,745
- Dividends (2)	—	—	—	—	34	—	—	—	(34)	—
- Redemption of shares (2)	—	(2)	(4)	(190)	196	—	—	—	—	—
Economic rights Class “A” preferred shares included in Financial debt	—	—	—	—	(90)	—	—	—	90	—	—	—
Dividends (3)	—	—	—	—	—	—	—	—	—	—	(414)	(414)
Comprehensive income (loss):
Net income for the period	—	—	—	—	—	—	—	—	610	610	586	1,196
Other comprehensive income	—	—	—	—	—	—	—	23	—	23	37	60

Total Comprehensive Income	—	—	—	—	—	—	—	23	610	633	623	1,256

Balances at June 30, 2011	53	23	121	706	(832)	180	—	37	3,084	3,372	3,215	6,587

Balances at January 1st, 2012 under Argentine GAAP	53	19	114	368	(50)	180	—	100	3,483	4,267	—	4,267
IFRS adoption adjustments (Note 4)	—	—	—	—	(373)	—	—	(76)	204	(245)	3,775	3,530

Adjusted balances at January 1st, 2012 under IFRS	53	19	114	368	(423)	180	—	24	3,687	4,022	3,775	7,797
Economic rights Class “A” preferred shares included in Financial debt	—	—	—	—	(53)	—	—	—	53	—	—	—
- Reserve for future dividends (4)	—	—	—	—	—	—	3,483	—	(3,483)	—	—	—
- Dividends (5)	—	—	—	—	113	—	(124)	—	—	(11)	—	(11)
- Redemption of shares (5)	—	(4)	(6)	(353)	363	—	—	—	—	—	—	—
Dividends (6)	—	—	—	—	—	—	—	—	—	—	(365)	(365)
Dividends from Núcleo (7)	—	—	—	—	—	—	—	—	—	—	(23)	(23)
Comprehensive income (loss):
Net income for the period	—	—	—	—	—	—	—	—	647	647	596	1,243
Other comprehensive income	—	—	—	—	—	—	—	8	—	8	13	21

Total Comprehensive Income	—	—	—	—	—	—	—	8	647	655	609	1,264

Balances at June 30, 2012	53	15	108	15	—	180	3,359	32	904	4,666	3,996	8,662

(1)	As of June 30, 2012 and 2011, all outstanding ordinary shares, Series “B” Preferred shares and Series “A” Preferred shares were issued and fully paid.
(2)	As approved by the Ordinary and Extraordinary and Special Class “A” preferred Shareholders’ Meetings held on April 7, 2011.
(3)	As approved by the Ordinary Shareholders’ Meeting of Telecom Argentina held on April 7, 2011.
(4)	As approved by the Ordinary and Extraordinary Shareholders’ Meeting held on April 27, 2012.
(5)	As approved by the Ordinary and Extraordinary General and Special Class “A” preferred Shareholders’ Meeting held on June 13, 2012.
(6)	As approved by the Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012.
(7)	As approved by the Ordinary Shareholders’ Meeting of Núcleo held on March 16, 2012.

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo Federico Bauer
Vice-President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of Argentine pesos)

	Note	Six-month periods ended June 30,
		2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period		1,243	1,196
Adjustments to reconcile net income to net cash flows provided by operating activities
Bad debt expenses and other allowances		150	98
Depreciation of PP&E	5	867	709
Amortization of intangible assets	5	391	281
Consumption of materials	5	57	51
Gain on disposal of PP&E		(1)	(14)
Provisions	9	105	105
Interest and other financial losses		20	70
Income tax expense	5	701	668
Income tax paid	6	(972)	(783)
Net increase in assets	6	(422)	(103)
Net increase in liabilities	6	(108)	22

Total cash flows provided by operating activities		2,031	2,300

CASH FLOWS FROM INVESTING ACTIVITIES
PP&E acquisitions	6	(1,363)	(1,068)
Subscriber acquisition costs (“SAC”) and service connection or habilitation costs	6	(339)	(290)
Other intangible asset acquisitions	6	(6)	(6)
Proceeds from the sale of PP&E		1	13
Investments not considered as cash and cash equivalents	6	—	(330)

Total cash flows used in investing activities		(1,707)	(1,681)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of financial debt	6	(464)	(253)
Payment of interest	6	(7)	(7)
Cash dividends paid		(388)	(414)

Total cash flows used in financing activities		(859)	(674)

NET FOREIGN EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS		42	16

DECREASE IN CASH AND CASH EQUIVALENTS		(493)	(39)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6	2,882	1,586

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	6	2,389	1,547

See Note 6 for additional information on the consolidated statements of cash flows.

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo Federico Bauer
Vice-President

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2012 AND 2011

(In millions of Argentine pesos, except as otherwise indicated)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

GLOSSARY OF TERMS

The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in these consolidated financial statements.

ADS: Telecom Argentina’s American Depositary Share, listed on the New York Stock Exchange, each representing 5 Class B Shares.

Argentine GAAP: Generally Accepted Accounting Principles in force in Argentina for the Company (without considering the adoption of IFRS).

ARO: Asset Retirement Obligation.

CNV (Comisión Nacional de Valores): The Argentine National Securities Commission.

Company or Nortel: Nortel Inversora S.A.

CPCECABA: The Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires.

CPP (Calling Party Pays): The system whereby the party placing a call to a wireless phone rather than the wireless subscriber pays for the air time charges for the call.

D&A: Depreciation and amortization.

DLD: Domestic long-distance.

FACPCE (Federación Argentina de Consejos Profesionales en Ciencias Económicas): Argentine Federation of Professional Councils of Economic Sciences.

IAS: International Accounting Standards.

IDC: Tax on deposits to and withdrawals from bank accounts.

IFRIC: International Financial Reporting Interpretations Committee.

IFRS: International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Micro Sistemas: Micro Sistemas S.A.

NDF (Non Deliverable Forward): A generic term for a set of derivatives which cover national currency transactions including foreign exchange forward swaps, cross currency swaps and coupon swaps in non-convertible or highly restricted currencies. The common characteristics of these contracts are that they involve no exchange of principal, are fixed at a pre-determined price and are typically settled in US dollars (or sometimes in Euros) at the prevailing spot exchange rate taken from an agreed source, time, and future date.

Núcleo: Núcleo S.A.

OCI: Other Comprehensive Income.

PCS (Personal Communications Service): A wireless communications service with systems that operate in a manner similar to cellular systems.

Personal: Telecom Personal S.A.

PP&E: Property, plant and equipment.

RT: Technical resolutions issued by the FACPCE.

RT26: Technical resolution No. 26 issued by the FACPCE, amended by RT29.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

SAC: Subscriber Acquisition Costs.

SC (Secretaría de Comunicaciones): The Argentine Secretary of Communications.

SEC: Securities and Exchange Commission of the United States of America.

SIC: Standing Interpretation Committee.

Sofora: Sofora Telecomunicaciones S.A. Nortel’s controlling company.

Springville: Springville S.A.

Telecom Group: Telecom Argentina and its consolidated subsidiaries.

Telecom Argentina: Telecom Argentina S.A.

Telecom Italia Group: Telecom Italia and its consolidated subsidiaries, except where referring to the Telecom Italia Group as Telecom Argentina’s operator in which case it means Telecom Italia and Telecom Italia International, N.V.

Telecom USA: Telecom Argentina USA Inc.

TLRD (Terminación Llamada Red Destino): Termination charges from third parties’ wireless networks.

Universal Service or SU: The availability of Basic telephone service, or access to the public telephone network via different alternatives, at an affordable price to all persons within a country or specified area.

W de Argentina–Inversiones: W de Argentina–Inversiones S.L.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NOTE 1 – DESCRIPTION OF BUSINESS

Nortel was organized by a consortium of Argentina and international investors to acquire a controlling interest in the common stock of Telecom Argentina, which was formed as a result of the privatization of the public telecommunication services under the name of “Sociedad Licenciataria Norte S.A.”.

Telecom Argentina commenced operations on November 8, 1990, upon the transfer to the Company of the telecommunications network of the northern region of Argentina previously owned and operated by the state-owned company, Empresa Nacional de Telecomunicaciones (“ENTel”). Telecom Argentina’s license, as originally granted, was exclusive to provide telephone services in the northern region of Argentina through October 10, 1999. As from such date, the Company also began providing telephone services in the southern region of Argentina and competing in the previously exclusive northern region.

Telecom Argentina provides fixed-line public telecommunication services, international long-distance service, data transmission and Internet services in Argentina and through its subsidiaries, mobile telecommunications services in Argentina and Paraguay and international wholesale services in the United States of America. Information on the Telecom Group’s licenses and the regulatory framework is described in Note 2 as of December 31, 2011 Consolidated Financial Statements.

Entities included in consolidation and the respective equity interest owned by Telecom Argentina is presented as follows:

Subsidiaries	Percentage of capital stock owned and voting rights (i)	Indirect control through	Date of acquisition
Telecom USA	100.00%		09.12.00
Micro Sistemas (ii)	99.99%		12.31.97
Personal	99.99%		07.06.94
Springville (ii)	100.00%	Personal	04.07.09
Núcleo (iii)	67.50%	Personal	02.03.98

(i)	Percentage of equity interest owned has been rounded.
(ii)	Dormant entity at June 30, 2012 and 2011.
(iii)	Non-controlling interest of 32.50% is owned by the Paraguayan company ABC Telecomunicaciones S.A.

NOTE 2 – BASIS OF PREPARATION OF THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

a)	Segment reporting

An operating segment is defined as a component of an entity that engages in business activities from which it may earn revenues and incur expenses, and whose financial information is available, held separately, and evaluated regularly by the Chief Executive Officer (“CEO”).

Operating segments are reported in a consistent manner with the internal reporting provided to the CEO, who is responsible for allocating resources and assessing performance of the operating segments at the net income (loss) level and under the accounting principles effective at each time for reporting to the Regulatory Bodies. The accounting policies applied for segment information are the same for all operating segments.

Information regarding segment reporting is included in Note 7.

b)	Basis of preparation

These consolidated financial statements have been prepared in accordance with RT 26 as adopted by the CPCECABA, and as required by the CNV.

These condensed consolidated financial statements are the first prepared in accordance with RT 26 for statutory purposes, because the consolidated financial statements as of December 31, 2011 were prepared in accordance with FACPCE RT 6, 8, 9, 14, 16, 17, 18, 21 and 23, as adopted by the CPCECABA. However, as from January 1st, 2012, and in accordance with CNV framework, the Company must prepare its financial statements under IFRS as issued by the IASB (and as provided by RT 26). Notwithstanding, the Company has prepared the 2011 and 2010 Annual consolidated financial statements under IFRS as issued by the IASB which were included in their respective 20F, so the fiscal year 2012 is not the first IFRS adoption for the Company as provided by IAS 1 and, consequently, IAS 1 is not applied in these interim consolidated financial statements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

For the preparation of these condensed consolidated financial statements, the Company has elected to make use of the option provided by IAS 34. So, these consolidated financial statements do not include all the information required in an annual financial statement, and must be read jointly with the 2011 Annual consolidated financial statements which can be reviewed at the Company’s website (www.nortelsa.com.ar/inversores).

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the Telecom Group’s accounting policies. Actual results could differ from those estimates.

The financial statements (except for cash flow information) are prepared on an accrual basis of accounting. Under this basis, the effects of transactions and other events are recognized when they occur. Therefore income and expenses are recognized at fair value on an accrual basis regardless of when they are perceived or paid. When significant, the difference between the fair value and the nominal amount of income and expenses is recognized as finance income or expense using the effective interest method over the relevant period.

The accompanying consolidated financial statements have also been prepared on a going concern basis (further details are provided in Note 3).

Publication of these consolidated financial statements for the period ended June 30, 2012 was approved by resolution of the Board of Directors’ meeting held on July 31, 2012.

c)	Financial statement formats

The financial statement formats adopted are consistent with IAS 1. In particular:

•

the consolidated statements of financial position have been prepared by classifying assets and liabilities according to “current and non-current” criterion. Current assets and liabilities are those that are expected to be realized/settled within twelve months after the period-end;

•

the consolidated income statements have been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group as evaluated by the Management, and are in line with the industrial sector of telecommunications;

•	the consolidated statements of comprehensive income include the profit or loss for the period as shown in the consolidated income statement and all components of other comprehensive income;

•

the consolidated statements of changes in equity have been prepared showing separately (i) profit (loss) for the period, (ii) other comprehensive income (loss) for the period, and (iii) transactions with owners in their capacity as owners;

•	the consolidated statements of cash flows have been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7.

These consolidated financial statements contain all material disclosures required under IFRS. Some additional disclosures required by the Argentine Corporations Law and/or by the CNV have been included in the accompanying consolidated financial statements.

d)	Net income per share

The Company computes net income per common share by dividing net income for the period attributable to owners of the Parent by the weighted average number of common shares outstanding during the period. Diluted net income per share is computed by dividing the net income for the period by the weighted average number of common and dilutive potential common shares then outstanding during the period. Since the Company has no dilutive potential common stock outstanding, there are no dilutive earnings per share amounts.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The following table set forth the computation of basic and diluted net income per share for the periods indicated:

	Six-month periods ended June 30,
	2012	2011
Numerator:
Net income attributable to Nortel	647	610
Net income available to Preferred Shares Class B	(316.72)	(298.61)
Net income available to common shares	330.28	311.39
Denominator:
Number of common shares outstanding	5,330,400	5,330,400

Basic and diluted net income per common share	61.96	58.42

Preferred Shares Class B:
Numerator:
Net income available to Preferred Shares B	316.72	298.61
Denominator:
Number of Preferred Shares Class B outstanding	1,470,455	1,470,455

Basic and diluted net income per Preferred Share Class B	215.39	203.07

NOTE 3 – SIGNIFICANT ACCOUNTING POLICIES

a)	Going concern

The consolidated financial statements for the periods ended June 30, 2012 and 2011 have been prepared on a going concern basis as there is a reasonable expectation that Nortel will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).

b)	Foreign currency translation

Items included in the financial statements of each of the Telecom Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Argentine pesos ($), which is the functional currency of all Telecom Group’s companies located in Argentina. The functional currency for the foreign subsidiaries of the Telecom Group is the respective legal currency of each country.

The financial statements of the Company’s indirect foreign subsidiaries (Núcleo, Telecom USA and Springville) are translated using the exchange rates in effect at the reporting date (the current method); income and expenses are translated at the average exchange rates for the reporting period. Exchange differences resulting from the application of this method are recognized in Other Comprehensive Income. The cash flows of indirect consolidated foreign subsidiaries expressed in foreign currencies included in the consolidated statement of cash flows are translated at the average exchange rates for the reporting period.

c)	Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency using the foreign exchange rate prevailing at the date of the transaction or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the foreign exchange rate prevailing at the reporting date. Exchange differences arising from the settlement of monetary items or from their conversion at rates different from those at which they were initially recorded during the period or at the end of the prior year, are recognized in the consolidated income statement and are included in Financial income/expenses as Foreign currency exchange gains or losses.

d)	Consolidation

These consolidated financial statements include the accounts of Nortel and its subsidiary Telecom Argentina, over which it has effective control and its indirect subsidiaries (Personal, Núcleo, Springville, Micro Sistemas and Telecom USA) as of June 30, 2012 and 2011.

Control exists when the Parent (Nortel) has the power to determine the financial and operating policies of a subsidiary. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases.

In the preparation of the consolidated financial statements, assets, liabilities, revenues and expenses of the consolidated companies are consolidated on a line-by-line basis and non-controlling interests in the equity and in the profit (loss) for the period are disclosed separately under appropriate captions, respectively, in the consolidated statement of financial position, in the consolidated income statement and in the consolidated statement of comprehensive income.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

All intercompany accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

Financial period-end of all the subsidiaries’ financial statements coincides with that of the Parent and they have been prepared using the Company’s accounting policies.

e)	Revenues

Revenues are recognized to the extent that it is considered probable that economic benefits will flow to Telecom Argentina and their amount can be measured reliably. Final outcome may differ from those estimates.

Revenues are stated net of discounts and returns.

Telecom Argentina discloses its revenues into two groups: services and equipment. Service revenues are the main source of income for Telecom Argentina and are disclosed by nature: Voice services and Data transmission and Internet services. This classification of revenues is given by different commercial offers and products, type of contracts and kind of customers. Equipment sales represent a precursor of service revenues; therefore, from time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs in order to acquire new contracts with a minimum non-cancelable contractual period of permanence.

Other income mainly includes penalties collected from suppliers and gains on the sale of PP&E, which are realized in the ordinary course of business but are not the main business objective.

The Telecom Group’s principal sources of revenues by reportable segments are:

Fixed telecommunication services and products

Domestic services revenues consist of monthly basic fees, measured service, long-distance calls and monthly fees for additional services, including call forwarding, call waiting, three-way calling, itemized billing and voicemail.

Revenues are recognized when services are rendered. Unbilled revenues from the billing cycle dating to the end of each month are calculated based on traffic and are accrued at the end of the month.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from corresponding accounts receivable. Revenues derived from other telecommunications services, principally network access, long distance and airtime usage, are recognized on a monthly basis as services are provided.

Traffic revenues from interconnection and roaming are reported gross of the amounts due to other telecommunication operators.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Interconnection charges represent amounts received by Telecom Argentina from other local service providers and long-distance carriers for calls that are originated on their networks and transit and/or terminate on Telecom Argentina’s network. Revenue is recognized as services when they are provided.

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred (as well as the related costs not in excess of the amount of revenues) over the term of the contract or, in the case of indefinite period contracts, over the average period of the customer relationship (approximately 9 years in the case of fixed telephony).

Rehabilitation fees charged to customers when resuming service after suspension are deferred and recognized ratably over the average life for those customers who are assessed a rehabilitation fee. Associated direct expenses are also deferred over the estimated customer relationship period up to an amount equal to or less than the amount of deferred revenues. Generally, rehabilitation revenues are higher than its associated direct expenses.

Revenues from sales of goods, such as telephone and other equipment, are recognized when the significant risks and rewards of ownership are transferred to the buyer.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Revenues on construction contracts are recognized based on the stage of completion (percentage of completion method). When the outcome of a construction contract can be estimated reliably, contract revenue and contract costs associated with the construction contract are recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period. When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognized as an expense immediately. When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognized only to the extent of contract costs incurred that are likely to be recoverable.

The Telecom Group provides international telecommunications services in Argentina including voice and data services and international point-to-point leased circuits. Revenues from international long-distance service reflect payments under bilateral agreements between the Company and foreign telecommunications carriers, covering inbound international long-distance calls. Revenues are recognized as services when they are provided.

Data and Internet revenues mainly consist of fixed monthly fees received from residential and corporate customers for data transmission (including private networks, dedicated lines, broadcasting signal transport and videoconferencing services) and Internet connectivity services (dial-up and broadband). These revenues are recognized as services when they are rendered.

Mobile telecommunication services and products

Telecom Argentina provides mobile services throughout Argentina via cellular and PCS networks. Cellular fees consist of monthly basic fees, airtime usage charges, roaming, charges for TLRD, CPP charges and additional charges for VAS, including call waiting, call forwarding, three-way calling, voicemail, SMS, GPRS, Mobile Internet and for other miscellaneous cellular services. These revenues are recognized as services when they are rendered.

Basic fees are generally billed monthly in advance and are recognized when services are provided. Billed basic fees for which the related service has not yet been provided are deducted from the corresponding accounts receivable.

Revenues from the sale of prepaid calling cards are recognized on the basis of the minutes used, at the contract price per minute, or when the card expires, whichever happens first. Remaining unused traffic for unexpired calling cards is shown as “Deferred revenue on prepaid calling cards” under Deferred revenues line item in the statement of financial position.

Revenues from sales of goods, such as handsets, sim cards, tablets, smartphones and other equipment are recognized when the significant risks and rewards of ownership are transferred to the buyer.

Personal and Núcleo offer to their subscribers a customer loyalty program. Under such program Personal and Núcleo grant award credits as part of the sales transactions which can be subsequently redeemed for goods or services provided by Personal and Núcleo or third parties. The fair value of the award credits is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers.

Applicable to both fixed telephony and mobile telephony, for offerings including separately identifiable components (as equipment and service), the Telecom Group recognizes revenues related to the sale of the equipment when it is delivered to the final customer whereas service revenues are recorded when rendered. The total revenue generated by this type of transactions is allocated to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue. IFRS does not prescribe a specific method for such allocation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”, which it has been used for the Telecom Group in these consolidated financial statements. The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the sum of the fair values of those elements for which fair value can be estimated on a stand-alone basis.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

f)	Financial instruments

f.1)	Financial assets

Upon acquisition, in accordance with IFRS 9, financial assets are subsequently measured at either amortized cost, or fair value, on the basis of both:

(a) the Company’s business model for managing the financial assets; and

(b) the contractual cash flow characteristics of the financial asset.

A financial asset shall be measured at amortized cost if both of the following conditions are met:

(a) the asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows, and

(b) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Additionally, for assets that met the abovementioned conditions, IFRS provides for an option to designate, at inception, those assets as measured at fair value if doing so eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

A financial asset that is not measured at amortized cost according to the paragraphs above is measured at fair value.

Financial assets include:

Cash and cash equivalents

Cash equivalents are short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months.

Cash and cash equivalents are recorded, according to their nature, at fair value or amortized cost.

Time deposits are valued at their amortized cost.

Investments in mutual funds are carried at fair value. Unrealized gains and losses are included in financial income/expenses in the consolidated statements of income.

Trade and other receivables

Trade and other receivables classified as either current or non-current assets are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less allowances for doubtful accounts.

Investments

The 2003 Telecommunications Fund is recorded at fair value.

Impairment of financial assets

At every annual or interim closing date, assessments are made as to whether there is any objective evidence that a financial asset or a group of financial assets may be impaired. If any such evidence exists, an impairment loss is recognized in the consolidated income statement for financial assets measured at cost or amortized cost.

Certain circumstances of impairment of financial assets that the Telecom Group assesses to determine whether there is objective evidence of an impairment loss could include: delay in the payments received from customers; customers that enter bankruptcy; the disappearance of an active market for that financial asset because of financial difficulties; observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets, significant financial difficulty of the obligor, among others.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

f.2)	Financial liabilities

Financial liabilities comprise trade payables, financial debt (excluding Derivatives), dividends payables, salaries and social security payables (see n) below) and certain other liabilities.

Nortel’s Class “A” preferred shares provided a mandatory repayment schedule. Although payments to the holders of such shares became due only to the extent that the Company had liquid and realized profits, legally available for distribution under Argentine law, the Company’s payment obligation did not disappear as a result of the temporary lack of such profits. Therefore, the Company’s payment obligations under the terms of issuance of the Class “A” preferred shares were classified as liability and valued at their amortized cost (as provided by CNV Resolution No. 576/09).

Financial liabilities other than derivatives are initially recognized at fair value and subsequently measured at amortized cost. Amortized cost represents the initial amount net of principal repayments made, adjusted by the amortization of any differences between the initial amount and the maturity amount using the effective interest method.

f.3)	Derivatives

Derivatives are used by the Company to manage its exposure to exchange rate and sometimes interest rate risks and to diversify the parameters of debt so that costs and volatility can be reduced to pre-established operational limits.

All derivative financial instruments are measured at fair value in accordance with IFRS 9, when they do not qualify for hedge accounting or in accordance with IAS 39 when they meet the conditions for hedge accounting.

In accordance with IAS 39, derivative financial instruments qualify for hedge accounting only when:

a) at the inception of the hedge, the hedging relationship is formally designated and documented;

b) the hedge is expected to be highly effective;

c) its effectiveness can be reliably measured;

d) the hedge is highly effective throughout the financial reporting periods for which it is designated.

When a derivative financial instrument is designated as a cash flow hedge (the hedge of the exposure to variability in cash flows of an asset or liability or a highly probable forecasted transaction) the effective portion of any gain or loss on the derivative financial instrument is recognized directly in OCI. The cumulative gain or loss is removed from OCI and recognized in the consolidated income statement at the same time as the hedged transaction affects the consolidated income statement. The gain or loss associated with the ineffective portion of a hedge is recognized in the consolidated income statement immediately. If the hedged transaction is no longer probable, the cumulative gains or losses included in OCI are immediately recognized in the consolidated income statement.

If hedge accounting is not appropriate, gains or losses arising from the fair value measurement of derivative financial instruments are directly recognized in the consolidated income statement.

During 2012, Telecom Argentina and Personal entered into several NDF contracts to purchase a total amount of US$20 million and US$26.4 million, respectively, maturing September 2012 and December 2012, in order to hedge its exposure to US dollar fluctuations related to accounts payable. These hedges were designated as ineffective. For the six-month period ended June 30, 2012, changes in the fair value of these hedges were recognized as a gain in Financial income with counterpart in Other receivables in an amount of $2 for Telecom Argentina and in an amount of $3 for Personal.

Also during 2012, Personal entered into several NDF contracts amounting to US$6.4 million (maturing September 2012), in order to hedge its exposure to US dollar fluctuations related to accounts payable. Personal designated these NDF contracts as effective cash flow hedges. As of June 30, 2012, the changes in the fair value of these NDF (a receivable amounting to $0.5 and included in Other receivables) were recognized in Other comprehensive income.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

g)	Inventories

Inventories are measured at the lower of cost and estimated net realizable value. Cost is determined on a weighted average cost basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Allowances are made for obsolete and slow-moving inventories.

From time to time, the Management of Personal and Núcleo decide to sell mobile handsets at prices lower than their respective costs. This strategy is aimed at achieving higher service revenues or at retention of high value customers by reducing customer access costs while maintaining the companies’ overall mobile business profitability since the customer subscribes a service contract with a monthly fee for a minimum non-cancelable period. For the estimation of the net realizable value in these cases the Telecom Group considers the estimated selling price less applicable variable selling expenses plus the expected margin from the service contract during the minimum non-cancelable term.

h)	PP&E

PP&E is stated at acquisition or construction cost. Subsequent expenditures are capitalized only when they represent an improvement, it is probable that future economic benefits associated with the item will flow to Telecom Argentina and the cost of the item can be measured reliably.

All other subsequent costs are recognized as expense in the period in which they are incurred. When a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items if they are significant.

PP&E cost also includes the expected costs of dismantling the asset and restoring the site if a legal or constructive obligation exists. The corresponding liability is recognized in the statement of financial position under Provisions line item at its present value. These capitalized costs are depreciated and charged to the consolidated income statement over the useful life of the related tangible assets in the Depreciation and amortization item line.

The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually. Changes in the above liability are recognized as an increase or decrease of the cost of the relative asset and are depreciated prospectively.

Depreciation of PP&E owned is calculated on a straight-line basis over the ranges of estimated useful lives of the assets. The depreciation rates are reviewed annually and revised if the current estimated useful life is different from that estimated previously taking into account, among others, technological obsolescence, maintenance and condition of the assets and different intended use from previous estimates. The effect of such changes is recognized in the consolidated income statement prospectively.

i)	Intangible assets

Intangible assets are recognized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably.

Intangible assets with a finite useful life are stated at cost, less accumulated amortization and impairment losses, if any.

Intangible assets with an indefinite useful life are stated at cost, less accumulated impairment losses, if any.

Intangible assets comprise the following:

•	Subscriber acquisition costs (“SAC”)

Direct and incremental costs incurred for the acquisition of new subscribers with a minimum contractual period are capitalized when the conditions for the recognition of an intangible asset are met. The cost of acquiring postpaid and “cuentas claras” subscribers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforceable termination penalty and provide for fixed monthly billing for services. SAC are mainly related to the mobile services; and are mainly comprised of upfront commissions paid to third parties and subsidies granted to customers on the sale of handsets.

In all other cases, subscriber acquisition costs are expensed when incurred.

Capitalized SAC are amortized on a straight-line basis over the term of the contract with the customer acquired.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Service connection or habilitation costs

Direct costs incurred for connecting customers to the network are accounted for as intangible assets and then amortized over the term of the contract with the customer if required conditions are met. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly for the installation of fixed lines and amortized over an average period of 9 years.

•	PCS license (Argentina)

The Telecom Group, based on an analysis of all of the relevant factors, has considered the license having an indefinite useful life since there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

•	PCS and Band B licenses (Paraguay)

Initial acquisition costs of Núcleo’s PCS and Band B licenses were amortized under the straight-line method over 10 years through financial year 2007. Renewal costs are being amortized over 5 years.

•	Internet and data transmission license (Paraguay)

Núcleo’s license is amortized over 5 years through fiscal year 2016.

•	Rights of use

The Telecom Group purchases network capacity under agreements which grant the exclusive right to use a specified amount of capacity for a specified period of time. Acquisition costs are capitalized as intangible assets and amortized over the terms of the respective capacity agreements, generally 15 years.

•	Exclusivity agreements

Exclusivity agreements were entered into with certain retailers and third parties relating to the promotion of the Telecom Group’s services and products. Amounts capitalized are being amortized over the life of the agreements, with expiration ranging from financial year 2009 to financial year 2028.

•	Customer relationships

Customer relationships identified as part of the purchase price allocation performed upon the acquisition of Cubecorp Argentina S.A. (a company engaged in data center business) in financial year 2008, are being amortized over the estimated duration of the relationship for customers in the data center business (15 years).

j)	Leases

Finance leases

Leases that transfer substantially all the risks and rewards incidental to ownership of the leased asset are classified as finance leases. The Telecom Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Subsequently, minimum lease payments are apportioned between a finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents, if any, are charged as expenses in the periods in which they are incurred.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned.

Operating leases

Lease payments under an operating lease are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative.

In the normal course of business, the Telecom Group leases cell sites, switch sites, satellite capacity and circuits under various non-cancellable operating leases that expire on various dates through 2020. Rental expense is included under Other operating expenses item line in the consolidated income statements.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

k)	Impairment of intangible assets and PP&E

At every annual or interim closing date, the Telecom Group assesses whether there are any indicators of impairment of assets that are subject to amortization. Both internal and external sources of information are used for this purpose. Internal sources include obsolescence or physical damage, and significant changes in the use of the asset and the economic performance of the asset compared to estimated performance. External sources include the market value of the asset, changes in technology, markets or laws, increases in market interest rates and the cost of capital used to evaluate investments, and an excess of the carrying amount of the net assets of the Group over market capitalization.

The carrying value of an asset is considered impaired by the Telecom Group when it is higher than its recoverable amount. In that event, a loss would be recognized in the statement of income.

The recoverable value of an asset is the higher of its fair value less costs to sell and its value in use. In calculating the value in use, the estimated future cash flows are discounted to present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Where it is not possible to estimate the recoverable value of an individual asset, the Telecom Group estimates the recoverable value of the cash-generating unit to which the asset belongs. The Telecom Group considers each legal entity of the Group as a cash-generating unit.

When the conditions that gave rise to an impairment loss no longer exist, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, up to the carrying amount that would have been recorded if no impairment loss had been recognized. The reversal of an impairment loss is recognized as income in the consolidated income statement.

Intangible assets with an indefinite useful life (including intangible assets not ready to use) are not subject to amortization and are tested at least annually for impairment. The only intangible asset with an indefinite useful life held by the Telecom Group at June 30, 2012 and 2011 is the PCS license (Argentina), which is entirely allocated to the Personal Mobile Service operating segment. Its recoverable amount is determined based on the value in use, which is estimated using discounted net cash flows projections.

For the periods presented, the Telecom Group estimates that there are no indicators of impairment of assets that are subject to amortization.

l)	Other liabilities

Pension benefits

Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed fund plans to which employees may elect to contribute. Amounts payable to such plans are accounted for on an accrual basis. The Telecom Group does not sponsor any stock option plan.

Pension benefits shown under Other liabilities represent benefits under collective bargaining agreements for employees who retire upon reaching normal retirement age, or earlier due to disability in Telecom Argentina. Benefits consist of the payment of a single lump sum equal to the salary of one month for each five years of service. There is no vested benefit obligation until the occurrence of those conditions. The collective bargaining agreements do not provide for other post-retirement benefits such as life insurance, health care, and other welfare benefits. The net periodic pension costs are recognized as employees render the services necessary to earn pension benefits. Actuarial assumptions and demographic data, as applicable, were used to measure the benefit obligation as required by IAS 19. The Telecom Group does not make plan contributions or maintain separate assets to fund the benefits at retirement.

Legal fee

Pursuant to Law No. 26,476 – Tax Regularization Regime (“Régimen de Regularización Impositiva Ley N° 26,476”), the Telecom Group is subject to a legal fee which shall be paid in twelve monthly consecutive installments without interest as from final judgment. It is carried at amortized cost.

m)	Deferred revenues

Deferred revenues include:

•	Deferred revenues on prepaid calling cards

Revenues from unused traffic and data packages for unexpired calling cards are deferred and recognized as revenue when the minutes and the data are used by the customers or when the card expires, whichever happens first. See e) Revenues – Fixed telecommunication services and products and Mobile telecommunication services and products, above.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Deferred revenues on connection fees

Non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of customer relationship. See e) Revenues – Fixed telecommunication services and products, above.

•	Customer Loyalty Programs

The fair value of the award credits regarding Personal and Núcleo’s customer loyalty program is accounted for as deferred revenue, and recognized as revenue when the award credits are redeemed or expire, whichever occurs first. See e) Revenues – Mobile telecommunication services, above.

•	Deferred revenue on sale of capacity and related services

Under certain network capacity purchase agreements, the Telecom Group sells excess purchased capacity to other carriers. Revenues are deferred and recognized as services are provided. Those revenues are recorded under “Data” item line in the Fixed services segment.

n)	Salaries and social security payables

Include unpaid salaries, vacation and bonuses and its related social security contributions, as well as termination benefits. See f.2) above for a description of the accounting policy regarding the measurement of financial liabilities.

Termination benefits represent severance indemnities that are payable when employment is terminated in accordance with labor regulations and current practices, or whenever an employee accepts voluntary redundancy in exchange for these benefits. In the case of severance compensations resulting from agreements with employees leaving the Telecom Group upon acceptance of voluntary redundancy, the compensation is usually comprised of a special cash bonus paid upon signing the severance agreement, and in certain cases may include a deferred compensation, which is payable in monthly installments calculated as a percentage of the prevailing wage at the date of each payment (“prejubilaciones”). The employee’s right to receive the monthly installments mentioned above starts on the date they leave the Telecom Group and ends either when they reach the legal mandatory retirement age or upon the decease of the beneficiary, whichever occurs first.

o)	Taxes payables

The Company and the Telecom Group are subject to different taxes and levies such as municipal taxes, tax on deposits to and withdrawals from bank accounts, turnover taxes, regulatory fees (including SU) and income taxes, among others, that represent an expense both for the Company and the Group. It is also subject to other taxes over its activities that generally do not represent an expense (internal taxes, VAT, ENARD tax).

The principal taxes that represent an expense for the Company are the following:

•	Income taxes

Income taxes are recognized in the consolidated income statement, except to the extent that they relate to items directly recognized in Other comprehensive income or directly in equity. In this case, the tax is also recognized in Other comprehensive income or directly in equity, respectively. The tax expense for the period comprises current and deferred tax.

As per Argentinean Tax Law, income taxes payables have been computed on a separate return basis (i.e., the Company is not allowed to prepare a consolidated income tax return). All income tax payments are made by each of the subsidiaries as required by the tax laws of the countries in which they operate. The Company and the Telecom Group record income taxes in accordance with IAS 12.

Deferred taxes are recognized using the “liability method”. Temporary differences arise when the tax base of an asset or liability differs from their carrying amounts in the consolidated financial statements. A deferred income tax asset or liability is recognized on those differences, except for those differences related to investments in subsidiaries where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets relating to unused tax loss carryforwards are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. Current and deferred tax assets and liabilities are offset when the income taxes are levied by the same tax authority and there is a legally enforceable right of offset. Deferred tax assets and liabilities are determined based on enacted tax rates in the respective jurisdictions in which the Group operates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The statutory income tax rate in Argentina was 35% for all periods presented. Cash dividends received from a foreign subsidiary are computed on the statutory income tax rate. As per Argentinean Tax Law, income taxes paid abroad may be recognized as tax credits.

The statutory income tax rate in Paraguay was 10% for all periods presented. As per Paraguayan Tax Law, dividends paid are computed with an additional income tax rate of 5% (this is the criterion used by Núcleo for the recording of its deferred tax assets and liabilities, representing an effective tax rate of 15%). However, the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo is fully recognized as it is considered probable that those results will flow to Personal in the form of dividends.

The statutory income tax rate in Uruguay was 25% for all periods presented.

The statutory income tax rate in the United States of America was 39.5% for all periods presented.

•	Turnover tax

Under Argentine tax law, the Telecom Group is subject to a tax levied on revenues and other income, net of certain deductible expenses. Rates differ depending on the jurisdiction where revenues are earned for tax purposes and on the nature of revenues (services and equipment). Average rates were approximately 4.6% and 4.5% for the periods ended June 30, 2012 and 2011, respectively. Moreover, the Company is subject to a tax levied on interest from financial investments at a rate of 6%.

•	Other taxes

Since the beginning of 2001, telecommunication services companies have been required to contribute a SU tax to fund SU requirements. The SU tax is calculated as a percentage of the total revenues received from the rendering of telecommunication services, net of taxes and levies applied on such revenues, excluding the SU tax and other deductions stated by regulations. The rate is 1% of total billed revenues.

Congress passed Law No. 26,539 which amends the excise tax and establishes that the importation and sale of technological and computer goods, including mobile phones, will be subject to the excise tax at a rate of 17%, resulting in an effective tax rate of up to 20.48%, applicable beginning on December 1, 2009. The Telecom Group has the right to transfer this tax to its customers but this is not always possible. Such incremental cost is included in the item line “Cost of equipments and handsets”.

p)	Provisions

The Telecom Group records provisions for risks and charges when it has a present obligation, legal or constructive, to a third party, as a result of a past event, when it is probable that an outflow of resources will be required to satisfy the obligation and when the amount of the obligation can be estimated reliably.

If the effect of the time value of money is material, and the payment date of the obligations can be reasonably estimated, provisions to be accrued are the present value of the expected cash flows, taking into account the risks associated with the obligation. The increase in the provision due to the passage of time is recognized as “Finance expenses”. Additional information is given in Note 9.

Provisions also include the expected costs of dismantling assets and restoring the site if a legal or constructive obligation exists, as mentioned in 3.h) above. The accounting estimates for dismantling costs, including discount rates, and the dates in which such costs are expected to be incurred are reviewed annually, at each financial year-end.

q)	Dividends

Dividends are reported as a change in equity in the year in which they are approved by the shareholders’ meeting.

r)	Finance income and expenses

Finance income and expenses are recognized on an accrual basis and include:

•	interest accrued on the related financial assets and liabilities using the effective interest rate method;

•	changes in fair value of derivatives and other financial instruments measured at fair value through profit or loss;

•	gains and losses on foreign exchange and financial instruments (including derivatives);

•	other financial results (repurchase of financial debt, etc.).

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NOTE 4 – IFRS ADOPTION IN ACCORDANCE WITH CNV FRAMEWORK

The CNV, through its General Resolution No. 562/09 (“RG 562/09”) adopted RT 26 of the FACPCE for certain public companies (as defined by Law No. 17,811 – Regime for Public Offering), including the Company and the Telecom Group. RT 26 adopts IFRS as issued by the IASB. The mandatory adoption of IFRS for public companies in Argentina is effective for fiscal years beginning January 1, 2012.

With the aim to include them in Form 20-F filed with the SEC, the Company issued its First Financial Statements as of December 31, 2010 and 2009 under IFRS as issued by the IASB, adopting January 1st, 2009 as the transition date. The Financial Statements as of December 2011 and 2010 under IFRS are available to the public at the Company’s website (www.nortelsa.com.ar/inversores).

In compliance with the requirements of RG 562/09, as from January 1st 2012, the Company has adopted RT 26. So, the consolidated financial statements for the three-month periods ended March 31, 2012 were the first interim financial statements under IFRS.

In this note it is included the reconciliation of the balance sheet information prepared under Argentine GAAP and IFRS as of December 31, 2011 and 2010 and as of June 30, 2011 as well as the reconciliation of the income statement information prepared under Argentine GAAP and IFRS for the quarter ended June 30, 2011 and for the six-month period ended June 30, 2011, as required by RT 26.

These reconciliations can be reviewed at the Company’s website (www.nortelsa.com.ar/inversores) as well as at www.cnv.gob.ar.

It is noted that the Company’s management and the Telecom Group’s management have elected to make use of some of the exemptions provided for in IFRS 1 with the aim to simplify the first-time adoption of IFRS. The Company has made use of the exemptions as detailed below:

•

Deemed cost for Fixed Assets: Argentine GAAP valuation for fixed assets has been elected as deemed cost at the transition date to IFRS, since it was considered to be broadly comparable to cost or depreciated cost in accordance with IFRS, adjusted to reflect changes in a general or specific price index.

•

Cumulative translation differences for foreign operations: The cumulative translation differences for all foreign operations were deemed to be zero at the date of transition to IFRS. This exemption applies to the financial statements translations of the subsidiaries Núcleo and Telecom USA.

•	Business combinations: The Company has elected not to apply IFRS 3 (as revised in 2008) retrospectively to business combinations that occurred before the date of transition to IFRS.

•

Share- based payment transactions: The Telecom Group has elected not to apply IFRS 2 “Share-based Payment” to equity instruments that were granted on or before November 7, 2002. This exemption applied to the Share Ownership Program described in note 19 to the Annual Consolidated Financial Statements under IFRS as of December 31, 2011.

Additionally, there is no evidence that shows that IFRS estimates at the transition date are not consistent with the estimates made for the same date made in accordance with Argentine GAAP, after adjustments to reflect any difference in accounting policies.

The other compulsory exceptions of IFRS 1 have not been applied as they are not relevant to the Company.

In addition, IFRS provides for alternative criteria for measurement after initial recognition of each class of PP&E and Intangible Assets. An entity shall choose either the “cost model” or the “revaluation model”. The Company’s Management has elected to continue applying the “cost model” for all classes of PP&E and intangible assets.

Additionally, the Company early adopted IFRS 9 for the first Financial Statements under IFRS.

The following tables show the reconciliation of the equity information as of December 31, 2011 and 2010 and as of June 30, 2011 and the reconciliation of the net income for the quarter ended June 30, 2011 and for the six-month period ended June 30, 2011.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Reconciliation of equity as of December 31, 2011 and 2010 and as of June 30, 2011:

	December 31, 2011	June 30, 2011	December 31, 2010
Net equity under Argentine GAAP	4,267	3,661	3,419
IFRS adjustments:
1 Non-controlling interest	3,697	3,147	2,949

Subtotal equity and non-controlling interest under Argentine GAAP	7,964	6,808	6,368

2 Class “A” Preferred shares classified as liability	(373)	(397)	(771)

3 Revenue recognition
3.1 Upfront connection fees	(99)	(97)	(100)
3.2 Revenues from contracts for the construction of networks and other assets	—	—	4
3.3 Customer loyalty programs	(9)	1	(4)

4 Intangible Assets
4.1 Service connection or habilitation costs	101	100	105
4.2 SAC	529	417	359

5 Reversal of the adjustments for the effects of inflation in foreign entities’ financial statements	(107)	(89)	(70)

6 Borrowing costs that do not qualify for capitalization	(37)	(42)	(47)

7 Other adjustments
7.1 Inventories	6	9	9
7.2 Fixed assets held for sale	(1)	(1)	(1)
7.3 Prepaid Expenses for link services	2	2	2

8 Tax effects on IFRS adjustments	(179)	(124)	(109)

Total equity under IFRS	7,797	6,587	5,745

Equity attributable to Nortel	4,022	3,372	2,739
Equity attributable to non-controlling interest	3,775	3,215	3,006

Reconciliation of net income for the quarter ended June 30, 2011 and for the six-month period ended June 30, 2011:

	Quarter ended June 30, 2011	Six-month period ended June 30, 2011
Net income under Argentine GAAP	331	676
IFRS adjustments:
1. Non-controlling interest	269	562

Net Income and non-controlling interest under Argentine GAAP	600	1,238

2 Class “A” Preferred shares – financial cost	(55)	(90)

3 Revenue recognition
3.1 Upfront connection fees	1	3
3.2 Revenues from contracts for the construction of networks and other assets	(8)	(4)
3.3 Customer loyalty programs	2	5

4 Intangible Assets
4.1 Service connection or habilitation costs	(2)	(5)
4.2 Subscriber acquisition costs	52	58

5 Reversal of the adjustments for the effects of inflation in foreign entities’ financial statements	11	1

6 Borrowing costs that do not qualify for capitalization	2	5

7 Other adjustments
7.1 Inventories	1	—
7.2 Fixed assets held for sale	—	—
7.3 Prepaid Expenses for link services	—	—

8 Tax effects on IFRS adjustments	(14)	(15)

Net income under IFRS	590	1,196

Net income attributable to Nortel	297	610
Net income attributable to non-controlling interest	293	586

Reconciliation of Net income with Other comprehensive income under IFRS	Quarter ended June 30, 2011	Six-month period ended June 30, 2011
Net income	590	1,196

Other comprehensive income
Currency translation adjustments (non-taxable)	(a) 13	(b) 60

Total comprehensive income	603	1,256

Attributable to:
Nortel	303	633
Non-controlling interest	300	623

	603	1,256

(a)	It corresponds to the increase of the foreign currency translation adjustment of Núcleo under Argentine GAAP of $5 and to the increase of the reversal of the adjustments for the effects of inflation in foreign entities’ financial statements’ decrease of $8.
(b)	It corresponds to the increase of the foreign currency translation adjustment of Núcleo under Argentine GAAP of $80 net of the reversal of the adjustments for the effects of inflation in foreign entities’ financial statements’ decrease of $20.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

(a)	Differences in measurement methods

After considering exemptions elected and the “cost model” chosen to measure PP&E and Intangible Assets, the main differences identified between Argentine GAAP and IFRS are described below:

1	Non-controlling interest

Under IFRS, the non-controlling interest in a subsidiary should be presented within total equity in the consolidated statement of financial position, identifying separately the portion attributable to the parent (economic rights attributable to Nortel as Parent company) and the portion attributable to the non-controlling interest instead of being presented as a separate caption between total liabilities and equity as required by Argentine GAAP.

Likewise, the non-controlling interest in a subsidiary’s profit or loss for the period was presented within net income in the consolidated statement of income as a gain or loss incurred by the parent.

2	Classification of Class “A” Preferred Shares

Pursuant to IFRS, a financial liability is “a contractual obligation” (i) to deliver money or other financial asset to another entity, or (ii) to exchange financial assets or liabilities with another entity under conditions that are potentially unfavorable. Until the redemption of the shares on June 14, 2012 and in accordance with the Terms and Conditions of issuance (see Note 12), Nortel’s Class “A” preferred shares provided a mandatory repayment schedule. Although payments to the holders of such shares became due only to the extent that the Company had liquid and realized profits, legally available for distribution under Argentine law, the Company’s payment obligation did not disappear as a result of the temporary lack of such profits. Therefore, the Company’s payment obligations under the terms of issuance of the Class “A” preferred shares were classified as liability and valued at their amortized cost (as provided by CNV Resolution No. 576/09). Under Argentine GAAP, Class “A” Preferred Shares had to be included in the Company’s shareholders’ equity.

It is noted that the classification of Class “A” Preferred shares Economic rights as liability does not change the character of shareholders for the holders of such instruments in accordance with Argentine laws, so its classification as liability will give no rights to the holders to claim for its redemption as creditors of Nortel until the issuance terms of these titles are fulfilled, as provided by the CNV Rules (Book 7 – Section XXIII).

3	Revenue recognition

3.1	Upfront connection fees

Under IFRS, non-refundable up-front connection fees for fixed telephony, data and Internet services that are non-separable from the service are accounted for as a single transaction and deferred over the term of the contract, or in the case of indefinite period contracts, over the average period of the customer relationship as applicable. This approach is consistent with the recognition of service connection costs described in 4.1 below. This accounting treatment differs from that provided for under Argentine GAAP, where up-front connection fees were fully recognized as income when the customer was connected to the network or the service was enabled, which usually occurred at the beginning of the relationship with the customer.

Such impacts are substantially originated in Telecom Argentina from the connection of fixed line customers, with an estimated deferral period of 9 years.

3.2	Revenues from contracts for the construction of networks and other assets

Revenue from construction contracts are substantially derived from the construction of data networks or other value-added services assets for large customers of fixed telephony.

Under IFRS, revenues from construction contracts that are specifically negotiated for the construction of an asset or a combination of assets that are closely interrelated or interdependent in terms of their design, technology and function or their ultimate purpose or use, in which the buyer is able to specify the major structural elements of the design before construction, should be accounted for by reference to the stage of completion of the contract activity. Under this method, contract revenue and contract costs associated with the construction contract shall be recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period, thus recognizing profit margin of the contract. The stage of completion of a contract may be determined in a variety of ways. Telecom Argentina has used the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. Any expected loss by reason of the contract should be recognized immediately as an expense.

Under Argentine GAAP revenues for construction contracts were fully recognized when construction was completed and the assets were transferred to the buyer together with related risks and benefits.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

3.3	Customer Loyalty Programs

Personal offers to its customers a loyalty program named “Club Personal”. Under such program Personal grants award credits as part of the sale transactions which can be subsequently redeemed for goods or services. IFRS requires that the fair value of the award credits be accounted for as deferred revenue, and recognized when the award credits are redeemed or expire. Those revenues are classified as service or goods revenues depending on the goods or services redeemed by the customers. Under Argentine GAAP such program was accounted for considering the cost of the points expected to be redeemed by the customers. Such cost was recorded as operating expenses at the time the points were granted to the customers. Reconciling item reflects the net effect of (i) deferral of revenues associated with unredeemed points valued at exit fair value, net of income accrued for the period/year, and (ii) reversal of operating costs accrued under Argentine GAAP based on points expected to be effectively redeemed.

3.4	Revenue recognition on contracts with multiple deliverables

Under IFRS, total revenue generated by transactions that include separately identifiable components (as equipment and service) should be allocated to the separately identifiable units of accounting based on their fair values, provided that the total amount of revenue to be recognized does not exceed the contract revenue.

IFRS does not prescribe a specific method for such allocation of revenue. However, telecommunications industry practice generally applies the method known as “residual method”.

The “residual method” requires identifying all the components that comprise a transaction and allocating its fair value on an individual basis to each of them. Under this method, the fair value of a delivered item (which could not be individually determined) is determined as the difference between the total arrangement consideration and the fair value of those components which fair value can be individually determined.

Personal is engaged in sale transactions including multiple identifiable components whose fair value determination becomes more complex and relate to sales of equipment to customers jointly with contracts with minimum duration, fixed monthly bills for services and cancellation fees for early termination. For such transactions, equipment is sold at a discount compared to selling price of equipment sold without related service contract. However, the fair value of services sold is independent of the fact that the customer purchases a handset together with the service. Therefore the fair value of equipment sold can be determined as the difference between the total arrangement consideration and the service fair value.

Consequently, the allocation of revenues between equipment and services under IFRS is equivalent to the revenues accounted for under Argentine GAAP, where revenues from sale of each component of the transaction were recognized by the amount contractually agreed with the client, recognizing equipment revenues when the item is delivered to the customer and service revenues when rendered.

Therefore, considering the industry accounting practices currently prevailing under IFRS there is no quantitative impact for this matter between IFRS and Argentine GAAP.

4	Intangible Assets

4.1	Service connection or habilitation costs

Under IFRS direct costs incurred for connecting customers to the network are accounted for as assets and then amortized over the term of the contract with the customer if certain conditions are met. This approach is consistent with the recognition of up-front connection fees described in 3.1 above. For indefinite period contracts, the deferral of these costs is limited to the amount of non contingent revenue from the customer and expensed over the average period life of the customer relationship. Costs exceeding that amount are expensed as incurred. Connection costs are generated mainly in Telecom Argentina for the installation of fixed lines whose average deferral period is 9 years.

Under Argentine GAAP, connection costs were expensed as incurred, in order to match these costs with connection revenues that were fully recognized in the same period.

4.2	Subscriber acquisition costs

Under IFRS, direct and incremental costs incurred for the acquisition of new subscribers with minimum contractual duration are capitalized when the following conditions are met: the asset is separately identifiable, it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity; and the cost of the asset can be measured reliably. Capitalized SAC is amortized on a straight-line basis over the term of the contract with the customer.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The cost of acquiring postpaid and “cuentas claras” customers in mobile telephony and broadband customers in fixed telephony meet the conditions established by IFRS for its recognition as intangible asset, since these contracts establish a minimum contractual period, include an enforced termination penalty and fixed monthly bill for services. SAC are mainly composed of upfront commissions paid to third parties and subsidies on the sale of handsets. Under Argentine GAAP, these costs were expensed as incurred since there were no specific criteria for deferral of costs associated with customer contracts.

5	Reversal of the adjustments for the effects of inflation in foreign entities’ financial statements

Under IFRS financial statements of any entity whose functional currency is the currency of a hyperinflationary economy shall be stated in terms of the measuring unit current at the end of the reporting period. Under Argentine GAAP financial statements of Núcleo were prepared in guaranies – the local and functional currency of Núcleo-restated in terms of the measuring unit current at the end of the reporting period. However, the economic environment where Núcleo performs its activities does not meet the requirements established by IFRS to consider the Paraguayan economy as hyperinflationary. The reconciling item reflects the reversal of the inflation adjustment made under Argentine GAAP.

6	Borrowing costs that do not qualify for capitalization

Under IFRS, capitalization of foreign currency exchange differences originated in foreign currency denominated debt is required as part of the cost of a qualifying asset, when they are considered to be an adjustment to interest costs. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use.

Under Argentine GAAP, foreign currency exchange differences (gains or losses) generated on or after January 6, 2002 through July 28, 2003 (the devaluation of the Peso in that period was approximately 180%), in connection with foreign-currency denominated debts as of such dates were capitalized as part of the cost of assets acquired or constructed with such financing, as long as a series of conditions and requirements were met.

The reconciliation item represents the reversal of the amounts capitalized under Argentine GAAP in Telecom Argentina that do not comply with the requirements for capitalization under IFRS, net of accumulated depreciation.

7	Other adjustments

7.1	Inventories

Under IFRS inventories are measured at the lower of cost and net realizable value, while “Last in first out” method is not allowed. Under Argentine GAAP inventories were stated at replacement cost.

The reconciliation item is substantially generated in Personal, with a lower impact generated by Núcleo’s inventories

7.2	Fixed Assets held for sale

According to IFRS non-current assets should be classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. To meet that definition, the asset must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets and its sale must be highly probable.

Under Argentine GAAP the Telecom Group classified certain fixed assets as held for sale. Such assets were included under the caption “Other assets” and measured at the lower of cost less depreciation at the time of transfer to the Held-for-sale category or net recoverable value. As far as those assets do not comply with the requirements stated by IFRS to be classified as held for sale, they should be classified as PP&E and measured at cost less accumulated depreciation.

7.3	Prepaid expenses for link services

Telecom Argentina has link service contracts with other operators for a contractually agreed period. Such services require a connection to link the network, whose cost (“One Time”) is paid at the beginning of the contractual relationship and that, under IFRS, must be recognized as a prepaid expense and charged to expense over the term of contract. According to Argentine GAAP, those costs were expensed as incurred.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

8	Tax effects on IFRS adjustments

The adjustment represents the effect on deferred income taxes of the foregoing reconciling items, as appropriate, at a tax rate of 35%.

It should be noted that these amounts include the effect of the additional income tax rate according to the Argentine tax law in force on the undistributed profits of Núcleo as it is considered probable that those results will flow to Personal in the form of dividends. Under Argentine GAAP this additional income tax rate was recognized according to the proposal for dividend distribution to be considered by the next shareholder’s meeting of Núcleo.

(b)	Disclosures differences

1.	Impacts of the implementation of IFRS in the income statement

Below there is a description of the main disclosure differences affecting the consolidated income statement:

a)	there are no specific rules under IFRS regarding the form to present the income statement of a company. Presentation of income and expenses by nature or by function is allowed (cost of services provided, administration and selling expenses). The Company has elected to disclose income and expenses by nature; which is a common practice in the telecommunications industry, is consistent with the cost control methodology in the Telecom Group and also allows to present in the body the income statement the subtotal “Operating income before Depreciation and Amortization” which is an important indicator of financial performance for the industry and investors, and

b)	the items that were included under Other expenses, net under Argentine GAAP should be classified as operating expenses or financial results under IFRS, as the case may be. Provisions, allowance for obsolescence of inventories and materials and severance payments are included as operating costs under IFRS, except for the financial components, that are included in financial results.

2.	Impacts of the implementation of IFRS in the Cash Flow statement for the six-month period ended June 30, 2011

In compliance with the provisions of RT 26 (as amended by RT 29), the most significant differences identified in the cash flow statements prepared in accordance with IFRS and Argentine GAAP are summarized below.

The Company considers as cash equivalents all short-term and highly liquid investments that are readily convertible to known amounts of cash, subject to an insignificant risk of changes in value and their original maturity or the remaining maturity at the date of purchase does not exceed 3 months. As of June 30, 2011, there was $35 of Núcleo overdrafts that under IFRS should be net from cash and cash equivalents, rather than being presented as a debt according to Argentine GAAP.

In addition certain differences exist between cash flows from operating, investing and financing activities reported in the consolidated financial statements under Argentine GAAP and the corresponding amounts under IFRS. These differences are mainly related to the payments of SAC and service connection and habilitation costs allocated in investing activities instead of operating activities as described in 4.1 and 4.2 above.

Such differences reflect an increase of net cash flows used in investing activities under IFRS amounting to $273 as of June 30, 2011.

Also, under Argentine GAAP the effect of exchange rate changes on cash and cash equivalents was not presented in a separate cash flow statement category as required by IFRS. This effect amounted to $16 at June 30, 2011.

3.	Impacts of the implementation of IFRS in Segment Information

In relation to the main differences that affect the Segment Information, below is a description of the most relevant:

a)	IFRS require that segment information must be presented according to the “management approach”, while Argentine GAAP required that the information must be presented according to “accountant approach”;

b)	Under IFRS, the Company is required to disclose inter-segment sales and sales by geographic location. This information was not required by Argentine GAAP. Eliminations of intersegment transactions should be made to obtain consolidated figures, resulting in differences in operating results of each segment between Argentine GAAP and IFRS.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NOTE 5 – BREAKDOWN OF THE MAIN ACCOUNTS

	June 30, 2012	December 31, 2011
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
CURRENT ASSETS
a) Cash and cash equivalents
Cash	12	8
Banks	98	103
Time deposits	2,118	2,693
Time deposits – Related parties (Note 8.c)	66	69
Mutual funds	95	9

	2,389	2,882

b) Trade receivables
Fixed services	754	724
Fixed services – Related parties (Note 8.c)	4	1
Personal mobile services	1,255	1,188
Personal mobile services – Related parties (Note 8.c)	1	11
Núcleo mobile services	40	36

Subtotal	2,054	1,960
Allowance for doubtful accounts	(202)	(170)

	1,852	1,790

Movements in the allowance for current doubtful accounts are as follows:

	June 30, 2012 (6 months)	December 31, 2011 (12 months)
At the beginning of the year	(170)	(151)
Additions – Bad debt expenses	(148)	(169)
Uses	116	152
Currency translation adjustments	—	(2)

At the end of the period/year	(202)	(170)

	June 30, 2012	December 31, 2011
c) Other receivables
Prepaid expenses	222	164
Tax credits	47	58
Compensation Fund contributions to be accrued (Note 12.c)	34	—
Restricted funds	18	23
NDF	5	—
Related parties (Note 8.c)	1	1
Other	65	74

Subtotal	392	320
Allowance for doubtful accounts	(13)	(12)

	379	308

Movements in the allowances are as follows:

	June 30, 2012 (6 months)	December 31, 2011 (12 months)
At the beginning of the year	(12)	(13)
(Additions)/reversals	(1)	1

At the end of the period/year	(13)	(12)

	June 30, 2012	December 31, 2011
d) Inventories
Mobile handsets and equipment	690	536
Fixed telephones and equipment	27	19

Subtotal	717	555
Allowance for obsolescence of inventories	(24)	(19)

	693	536

Movements in the allowance for obsolescence of inventories are as follows:

	June 30, 2012 (6 months)	December 31, 2011 (12 months)
At the beginning of the year	(19)	(23)
Additions – Fees for services, maintenance, materials and supplies	(6)	(11)
Uses	1	15

At the end of the period/year	(24)	(19)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	June 30, 2012	December 31, 2011
NON CURRENT ASSETS
e) Trade receivables
Fixed services	27	30

	27	30

f) Deferred income tax assets
Deferred tax assets:
Tax loss carryforwards	1	—
Allowance for doubtful accounts	2	—
PP&E and intangible assets	2	—
Allowance for deferred income tax assets	(1)	—

	4	—

g) Other receivables
Credit on SC Resolution No. 41/07 and IDC	86	90
Prepaid expenses	71	68
Restricted funds	41	23
Tax credits	39	44
Other	7	7

Subtotal	244	232
Allowance for regulatory matters	(86)	(90)
Allowance for doubtful accounts	(30)	(34)

	128	108

Movements in the allowance for regulatory matters are as follows:

	June 30, 2012 (6 months)	December 31, 2011 (12 months)
At the beginning of the year	(90)	(90)
Uses	4	—

At the end of the period/year	(86)	(90)

Movements in the allowance for doubtful accounts are as follows:

	June 30, 2012 (6 months)	December 31, 2011 (12 months)
At the beginning of the year	(34)	(30)
Uses	4	(4)

At the end of the period/year	(30)	(34)

	June 30, 2012	December 31, 2011
h) Investments
2003 Telecommunications Fund	1	1

i) PP&E
Land and buildings	913	873
Computer equipment and software	1,045	1,165
Switching and transmission equipment	2,222	2,173
Mobile network access and external wiring	2,316	2,209
Work in progress	1,413	1,420
Other tangible assets	186	182
Materials	251	240

Subtotal	8,346	8,262
Valuation allowance for materials	(15)	(15)

	8,331	8,247

Movements in PP&E (without allowance for materials) are as follows:

	June 30, 2012 (6 months)	December 31, 2011 (12 months)
At the beginning of the year	8,262	7,387
CAPEX	916	2,318
Materials	68	167

Total PP&E additions	984	2,485
Currency translation adjustments	24	49
Transferred to PP&E	(57)	(104)
Decreases	—	(17)
Depreciation	(867)	(1,538)

At the end of the period/year	8,346	8,262

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Movements in the valuation allowance for materials are as follows:

	June 30, 2012 (6 months)	December 31, 2011 (12 months)
At the beginning of the year	(15)	(22)
Additions	(1)	(7)
Uses	1	14

At the end of the period/year	(15)	(21)

	June 30, 2012	December 31, 2011
j) Intangible assets
Licenses	589	590
SAC	582	529
Service connection or habilitation costs	98	101
Rights of use	237	248
Other intangible assets	20	20

	1,526	1,488

Movements in Intangible assets are as follows:

	June 30, 2012 (6 months)	December 31, 2011 (12 months)
At the beginning of the year	1,488	1,233
CAPEX	429	874
Currency translation adjustments	—	1
Amortization	(391)	(620)

At the end of the period/year	1,526	1,488

	June 30, 2012	December 31, 2011
CURRENT LIABILITIES
k) Trade payables
PP&E suppliers	970	1,405
Other assets and services suppliers	1,288	1,209
Inventory suppliers	796	643

Subtotal	3,054	3,257
Related parties (Note 8.c)	94	117
Agent commissions	21	23
SU reimbursement	11	11

	3,180	3,408

l) Deferred revenues
Deferred revenue on prepaid calling cards	289	228
Deferred revenue on connection fees	29	27
Deferred revenue on sale of capacity and related services	23	22
Deferred revenue on customer loyalty programs	20	13
Deferred revenue from CONATEL	2	2

	363	292

m) Financial debt
Class “A” preferred shares economic rights	—	423
Bank loans – Núcleo	29	17
Accrued interest – Núcleo	2	1

	31	441

The composition of the Class “A” Preferred Shares economic rights is as follows:

	June 30, 2012	December 31, 2011

Class “A” preferred shares capital stock	—	345

Non declared and non paid preferred dividends:
Corresponding to fiscal year 2008	—	15
Corresponding to fiscal year 2009	—	21
Corresponding to fiscal year 2010	—	21
Corresponding to fiscal year 2011	—	21

	—	78

Total Class “A” preferred shares economic rights as of June 30, 2012	—	423

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	June 30, 2012	December 31, 2011
n) Salaries and social security payables
Vacation and bonuses	276	359
Social security payables	124	113
Termination benefits	61	67
Compensation Fund contributions (Note 12.c)	51	—

	512	539

o) Income tax payables
Income tax payables	733	1.425
Payments in advance of income taxes	(385)	(823)
Law No. 26,476 Tax Regularization Regime	3	3

	351	605

p) Other taxes payables
VAT, net	183	129
Tax on SU	84	85
Tax withholdings	60	85
Internal taxes	50	50
Regulatory fees	40	40
Turnover tax	—	40
Municipal taxes	16	13
Retention Decree No.583/10 ENARD	8	8
Other	7	13

	448	463

q) Dividends payables
Related parties (Note 8.c)	10	—

	10	—

r) Other liabilities
Guarantees received	9	8
Court fees	7	—
Union agreements (Note 12.c)	5	—
Legal fees	3	3
Class “A” preferred shares redemption payable and made available	17	3
Dividends payables and made available	7	2
Directors and Supervisory Committee’s fees	1	2
Other	14	19

	63	37

NON CURRENT LIABILITIES
s) Deferred revenues
Deferred revenue on sale of capacity and related services	208	208
Deferred revenue on connection fees	67	73
Deferred revenue on customer loyalty programs	27	18
Deferred revenue from CONATEL	6	8

	308	307

t) Financial debt
Bank loans – Núcleo	102	115

u) Salaries and social security payables
Termination benefits	127	136

	127	136

v) Deferred income tax liabilities
Deferred tax assets:
Tax loss carryforwards	(1)	(2)
Allowance for doubtful accounts	(88)	(71)
Provisions	(329)	(344)
Termination benefits	(64)	(66)
Other, net	(63)	(51)
Deferred tax liabilities:
PP&E and intangible assets	716	744

Net deferred tax liabilities	171	210

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	June 30, 2012	December 31, 2011
w) Income tax payables
Law No. 26,476 Tax Regularization Regime	13	13

	13	13

x) Other liabilities
Vendor guarantees on third parties claims	35	34
Pension benefits	29	23
Court fees	5	11
Legal fees	3	4

	72	72

y) Non-controlling interest
ABC Telecomunicaciones – Núcleo	147	144
Non-controlling interest of Telecom Argentina	3,849	3,631

	3,996	3,775

z) Aging of assets and liabilities at June 30, 2012

Date due	Cash and cash equivalents	Trade receivables		Deferred income tax assets	Other receivables	Trade payables	Deferred revenues	Financial debt	Salaries and social security payables	Income tax payables	Deferred income tax liabilities	Other taxes payables	Other liabilities
Total due	—	584		—	—	(b) 176	—	—	—	—	—	—	—

Not due
Third quarter 2012	2,389	1,239		—	234	2,943	300	7	233	1	—	441	19
Fourth quarter 2012	—	12		—	63	61	22	5	78	1	—	—	3
First quarter 2013	—	10		—	38	—	20	6	144	1	—	—	4
Second quarter 2013	—	7		—	44	—	21	13	57	348	—	7	13
July 2013 thru June 2014	—	13		—	80	—	70	58	40	3	—	—	43
July 2014 thru June 2015	—	13		—	23	—	39	44	32	3	—	—	2
July 2015 and thereafter	—	1		—	25	—	199	—	55	7	—	—	27
Not date due established	1	—		4	—	—	—	—	—	—	171	—	24

Total not due	2,390	1,295		4	507	3,004	671	133	639	364	171	448	135

Total	2,390	1,879		4	507	3,180	671	133	639	364	171	448	135

Balances bearing interest	2,273	607		—	—	5	—	133	—	25	—	—	6
Balances not bearing interest	117	1,272		4	507	3,175	671	—	639	339	171	448	129

Total	2,390	1,879		4	507	3,180	671	133	639	364	171	448	135

Average annual interest rate (%)	9.26		(a)	—	—	17.00	—	9.63	—	9.00	—	—	6.00

(a)	$69 bear 50% over the Banco de la Nación Argentina 30-day interest rate paid by banks, $180 bear 50% over the Banco de la Nación Argentina notes payable discount rate, $11 in financing plans bear 28%, $301 bear 28.28%, $4 bear 36%, $3 bear 28% and $39 bear 8.3%.
(b)	At the date of issuance of these consolidated financial statements, $23 was cancelled.

aa) Foreign currency assets and liabilities

	06.30.12			12.31.11
	Amount of foreign currency (i)		Amount in local currency	Amount of foreign currency	Amount in local currency
Net positions	U$S	(204)	(917)	(136)	(592)
Net assets (liabilities)	G	(172,000)	(171)	(182,167)	(171)
	EURO	(27)	(153)	(16)	(90)
	DEG	3	17	2	14
	$U	—	—	2	1

			(1,224)		(838)

(i)	US$ = United States dollar; G= Guaraníes; SDR= Special Drawing Rights; $U= Uruguayan peso.
(ii)	The Telecom Group entered into NDF contracts amounting to U$S53 million (Note 3.f.3).
(iii)	Due to the rounding of the amount of foreign currency and the amount in local currency, the product of those columns may not be exact.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	Quarter ended June 30,		Six-month periods ended June 30,
	2012	2011	2012	2011
	Profit (loss)
CONSOLIDATED INCOME STATEMENTS

ab) Total sales and other income

Services
Voice – Retail	611	584	1,218	1,147
Voice – Wholesale	182	184	357	360
Internet	467	378	925	727
Data	175	136	338	271

Subtotal Fixed services	1,435	1,282	2,838	2,505

Voice – Retail	1,060	984	2,137	1,896
Voice – Wholesale	438	418	863	829
Internet	293	161	569	314
Data	1,330	1,055	2,653	2,011

Subtotal Personal Mobile services	3,121	2,618	6,222	5,050

Voice – Retail	81	75	167	137
Voice – Wholesale	20	16	38	30
Internet	33	15	59	27
Data	63	63	126	115

Subtotal Núcleo Mobile services	197	169	390	309

Total service revenues (a)	4,753	4,069	9,450	7,864

Equipment
Fixed services	21	22	39	50
Personal Mobile services	473	354	878	657
Núcleo Mobile services	7	5	13	13

Total equipment sales (b)	501	381	930	720

Other income
Fixed services	4	7	7	12
Personal Mobile services	1	—	2	5

Total other income (c)	5	7	9	17

Total sales and other income (a)+(b)+(c)	5,259	4,457	10,389	8,601

ac) Operating costs

Operating expenses disclosed by nature of expense amounted to $8,514 and $6,683 for the six-month periods ended June 30, 2012 and 2011, respectively.

The main components of the operating expenses are the following:

	Quarter ended June 30,		Six-month periods ended June 30,
	2012	2011	2012	2011
	Profit (loss)
Employee benefit expenses and severance payments
Wages and salaries	(600)	(448)	(1,092)	(840)
Social security expenses	(182)	(127)	(320)	(239)
Severance indemnities and termination benefits	(25)	(33)	(54)	(47)
Other employee benefits	(9)	(10)	(28)	(18)

	(816)	(618)	(1,494)	(1,144)

Interconnection costs and other telecommunication charges
Fixed telephony interconnection costs	(69)	(67)	(139)	(136)
Cost of international outbound calls	(34)	(33)	(71)	(70)
Lease of circuits	(23)	(17)	(45)	(36)
Mobile services – charges for roaming	(74)	(55)	(160)	(123)
Mobile services – charges for TLRD	(197)	(185)	(390)	(356)

	(397)	(357)	(805)	(721)

Fees for services, maintenance, materials and supplies
Maintenance of hardware and software	(77)	(56)	(143)	(107)
Technical maintenance	(99)	(80)	(183)	(150)
Service connection fees for fixed lines and Internet lines	(35)	(30)	(65)	(54)
Service connection fees capitalized as SAC	3	3	5	4
Service connection fees capitalized as Intangible assets	6	5	11	8
Other maintenance costs	(80)	(65)	(131)	(108)
Call center fees	(191)	(117)	(338)	(210)
Other fees for services	(57)	(95)	(160)	(177)
Directors and Supervisory Committee’s fees	(5)	(3)	(9)	(7)

	(535)	(438)	(1,013)	(801)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

	Quarter ended June 30,		Six-month periods ended June 30,
	2012	2011	2012	2011
	Profit (loss)
Taxes and fees with the Regulatory Authority
Turnover tax	(237)	(203)	(475)	(389)
Taxes with the Regulatory Authority	(130)	(100)	(248)	(194)
Tax on deposits to and withdrawals from bank accounts	(69)	(47)	(118)	(85)
Municipal taxes	(28)	(24)	(58)	(47)
Other taxes	(14)	(22)	(42)	(44)

	(478)	(396)	(941)	(759)

Commissions
Agent commissions	(320)	(235)	(631)	(447)
Agent commissions capitalized as SAC	77	57	153	98
Distribution of prepaid cards commissions	(115)	(113)	(238)	(214)
Collection commissions	(78)	(52)	(149)	(104)
Other commissions	(15)	(16)	(35)	(33)

	(451)	(359)	(900)	(700)

Cost of equipments and handsets
Inventory balance at the beginning of the quarter/year	(564)	(414)	(555)	(475)
Plus:
Purchases	(817)	(467)	(1,376)	(844)
Deferred costs from SAC	138	132	244	208
Currency translation adjustments	—	(3)	—	(3)
Net additions (decreases) from allowance for obsolescence	(2)	14	—	9
Mobile handsets lent to customers at no cost	1	1	2	2
Replacements to customers	5	—	9	3
Less:
Inventory balance at period end	717	348	717	348

	(522)	(389)	(959)	(752)

Advertising
Media advertising	(93)	(84)	(190)	(155)
Fairs and exhibitions	(27)	(21)	(63)	(50)
Other advertising costs	(30)	(23)	(61)	(52)

	(150)	(128)	(314)	(257)

Other operating costs
Transportation, freight and travel expenses	(91)	(69)	(170)	(128)
Delivery costs capitalized as SAC	8	4	15	7
Rental expense	(51)	(41)	(103)	(81)
Cost of mobile value added services	(49)	(33)	(107)	(72)
Energy, water and others	(77)	(40)	(151)	(76)
International and satellite connectivity	(34)	(27)	(64)	(49)
Other	(30)	(15)	(44)	(29)

	(324)	(221)	(624)	(428)

D&A
Depreciation of PP&E	(441)	(360)	(867)	(709)
Amortization of SAC and service connection costs	(197)	(148)	(380)	(272)
Amortization of other intangible assets	(5)	(4)	(11)	(9)

	(643)	(512)	(1.258)	(990)

Gain on disposal of PP&E	—	9	1	14

As required by the Argentine Corporations Law, the operating expenses disclosed by function are as follows:

Cost of sales and services	(2,573)	(2,068)	(4,993)	(3,978)
General and administrative expenses	(232)	(164)	(387)	(325)
Selling expenses	(1,589)	(1,222)	(3,074)	(2,319)
Provisions	(20)	(38)	(60)	(61)

	(4,414)	(3,492)	(8,514)	(6,683)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

ad) Operating income

	Quarter ended June 30,		Six-month periods ended June 30,
	2012	2011	2012	2011
	Profit (loss)
Operating income from services and other income
Total sales and other income	4,758	4,076	9,459	7,881
Operating expenses	(3,249)	(2,600)	(6,298)	(4,955)

Operating income before D&A (a)	1,509	1,476	3,161	2,926
D&A	(643)	(512)	(1,258)	(990)
Gain on disposal of PP&E	—	9	1	14

Operating income from services	866	973	1,904	1,950

Operating loss from equipment sales
Equipment sales	501	381	930	720
Cost of equipments and handsets	(522)	(389)	(959)	(752)

Operating loss before D&A from equipment sales (b)	(21)	(8)	(29)	(32)

Total operating income	845	965	1,875	1,918

Consolidated operating income
Operating income before D&A (a)+(b)	1,488	1,477	3,132	2,908
D&A	(643)	(512)	(1,258)	(990)
Gain on disposal of PP&E	—	9	1	14

Total operating income	845	965	1,875	1,918

	Quarter ended June 30,		Six-month periods ended June 30,
	2012	2011	2012	2011
	Profit (loss)
ae) Financial results
Finance income
Interest on cash equivalents	61	30	143	65
Gains on Mutual Funds	6	3	11	5
Interest on related parties (Note 8.d)	2	1	3	1
Interest on receivables	23	16	43	31
Foreign currency exchange gains	38	20	62	33
Gain on NDF (Note 3.f.3)	5	—	5	—
Other	6	—	6	—

Total finance income	141	70	273	135

Finance expenses
Interest on financial debt	(4)	(4)	(7)	(8)
Interest on Class “A” Preferred shares	(37)	(55)	(53)	(90)
Interest on salaries and social security, taxes and trade payable	(1)	(3)	(3)	(6)
Interest on provisions	(18)	(32)	(44)	(44)
Loss on discounting of liabilities	(9)	(2)	(15)	(4)
Foreign currency exchange losses	(47)	(18)	(78)	(35)
Other	(3)	—	(4)	(2)

Total finance expenses	(119)	(114)	(204)	(189)

	22	(44)	69	(54)

af) Income taxes

Income tax expense for the six-month periods ended June 30, 2012 and 2011 consists of the following:

	Profit (loss)
	The Company	Telecom Argentina	Personal	Núcleo	Total
Current tax expense	—	(138)	(584)	(11)	(733)
Fiscal year 2011 return adjustment	—	(5)	—	—	(5)
Deferred tax benefit	—	18	20	1	39
Valuation allowance	(1)	—	(1)	—	(2)

Income tax expense as of June 30, 2012	(1)	(125)	(565)	(10)	(701)

Current tax expense	—	(211)	(494)	(6)	(711)
Fiscal year 2010 return adjustment	—	(3)	(6)	—	(9)
Deferred tax benefit (expense)	(3)	41	10	—	48
Valuation allowance	5	—	(2)	1	4

Income tax expense as of June 30, 2011	2	(173)	(492)	(5)	(668)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Income tax expense for the periods ended June 30, 2012 and 2011 differed from the amounts computed by applying the Company’s statutory income tax rate to pre-tax income as a result of the following:

	In Argentina	International	Total
	Profit (loss)
Pre-tax income on a separate return basis	3,648	69	3,717
Non taxable items – Other income from investments	(1,773)	—	(1,773)
Non taxable items – Other	54	—	54

Subtotal	1,929	69	1,998
Weighted statutory income tax rate	35%	(** )

Income tax expense at weighted statutory tax rate	(676)	(10)	(686)
Additional income tax on cash dividends from foreign companies	(11)	—	(11)
Other changes in tax assets and liabilities	(2)	—	(2)
Changes in valuation allowance	(2)	—	(2)

Income tax expense as of June 30, 2012	(691)	(10)	(701)

Pre-tax income on a separate return basis	3,472	51	3,523
Non taxable items – Other income from investments	(1,666)	—	(1,666)
Non taxable items – Other	100	(8)	92

Subtotal	1,906	43	1,949
Weighted statutory income tax rate	35%	(** )

Income tax expense at weighted statutory tax rate	(666)	(6)	(672)
Additional income tax on cash dividends from foreign companies	1	—	1
Other changes in tax assets and liabilities	(1)	—	(1)
Changes in valuation allowance	3	1	4

Income tax expense as of June 30, 2011	(663)	(5)	(668)

(*)	Effective income tax rate based on weighted statutory income tax rate in the different countries where the Company has operations. The statutory tax rate in Paraguay was 10% plus an additional rate of 5% in case of payment of dividends for all the periods presented; in Uruguay the statutory tax rate was 25% for all the periods presented and in the USA the effective tax rate was 39.5% for all the periods presented.

NOTE 6 – SUPPLEMENTARY CASH FLOW INFORMATION

The following table reconciles the balances included as cash and cash equivalents in the financial statement of position to the total amounts of cash and cash equivalents at the beginning and end of the periods shown in the consolidated statements of cash flows:

	June 30,		December 31,
	2012	2011	2011	2010
Cash and cash equivalents	2,389	1,915	2,882	1,597
Less:
Items not considered cash and cash equivalents
Time deposits	—	(332)	—	—
Government bonds	—	(1)	—	(2)
Bank overdrafts	—	(35)	—	(9)

Total cash and cash equivalents	2,389	1,547	2,882	1,586

•	Changes in assets/liabilities components:

	Six-month periods ended June 30,
	2012	2011
Net (increase) decrease in assets
Trade receivables, net	(205)	(176)
Other receivables, net	(54)	(47)
Inventories, net	(163)	120

	(422)	(103)

Net (decrease) increase in liabilities
Trade payables	63	130
Deferred revenues	72	(23)
Salaries and social security payables	(118)	(19)
Other taxes payables	(30)	(25)
Other liabilities	(14)	(1)
Provisions	(81)	(40)

	(108)	22

Income tax paid consists of the following:

Income tax returns	(392)	(395)
Payments in advance	(552)	(346)
Other payments	(28)	(42)

	(972)	(783)

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

•	Main non-cash operating transactions:

	Six-month periods ended June 30,
	2012	2011
VAT credit balances offset with income taxes payments	23	—
Compensation Fund contribution reclassified between:
Provisions and Other receivables and Salaries and social security payables	40	—
Provisions and Other liabilities	21	—
SU receivables offset with taxes payable	—	112

•	Most significant investing activities:

PP&E acquisitions include:

PP&E additions (Note 5.i)	(984)	(842)
Plus:
Payments of trade payables originated in prior years acquisitions	(1,177)	(928)
Less:
Acquisition of PP&E through incurrence of trade payables	796	700
Mobile handsets lent to customers at no cost	2	2

	(1,363)	(1,068)

Intangible assets acquisitions include:

Intangible assets additions (Note 5.j)	(429)	(325)
Plus:
Payments of trade payables originated in prior years acquisitions	(336)	(282)
Less:
Acquisition of intangible assets through incurrence of trade payables	420	311

	(345)	(296)

The following table presents the cash flows from investments not considered as cash equivalents in the statement of cash flows:

Collection of time deposits with maturities of more than three months	—	(330)

	—	(330)

•	Financing activities components:

The following table presents the financing activities components of the consolidated statements of cash flows:

Redemption of Class “A” preferred shares	(343)	(195)
Payment of dividends on Class “A” preferred shares	(113)	(33)
Payment of bank loans – Núcleo	(8)	(25)

Total payment of financial debt	(464)	(253)

Payment of interest on bank loans – Núcleo	(7)	(7)

Total payment of interest	(7)	(7)

Cash dividends received from Telecom Group

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in the amount of $807 (equivalent to $0.82 peso per share of Telecom Argentina), which was made starting on May 10, 2012, of which $365 correspond to the non-controlling shareholders.

The Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 7, 2011 approved a cash dividend distribution in the amount of $915 (equivalent to $0.93 peso per share of Telecom Argentina), which was paid on April 19, 2011, of which $414 correspond to the non-controlling shareholders.

Dividends from Núcleo

The Ordinary Shareholders’ Meeting of Núcleo held on March 16, 2012, approved the following cash dividend payment:

Date of payment	Dividends attributable to Personal	Dividends attributable to non-controlling interest	Total
April 2012	27	13	40
September 2012	20	10	30

Total	47	23	70

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NOTE 7 – SEGMENT INFORMATION

The Telecom Group conducts its business through six legal entities each one has been identified as an operating segment.

The Telecom Group has combined the operating segments into three reportable segments: “Fixed services”, “Personal Mobile Services” and “Núcleo Mobile Services” based on the nature of products provided by the entities and taking into account the regulatory and economic framework in which each entity operates.

Since fiscal year 2012, the Management of the Company has changed the method of calculation of the “Operating income before D&A” by no considering the “Gain on disposal of PP&E” which previously was disclosed in the line item “Total sales and other income” and from this fiscal year is disclosed under “Operating income before D&A” and included in the “Operating income”. In such way, the comparative figures for the six-month period ended June 30, 2011, for fiscal year 2011 and for the three-month period ended March 31, 2012 (in the consolidated statements of income and in Note 11) were restated.

Segment financial information for the six-month periods ended June 30, 2012 and 2011 was as follows:

For the six-month period ended June 30, 2012

•	Income statement

	Fixed	Mobile services
	services	Personal	Núcleo	Subtotal	Nortel	Eliminations	Total
Total sales and other income (1)	3,376	7,159	406	7,565	—	(552)	10,389
Employee benefit expenses and severance payments	(1,085)	(376)	(31)	(407)	(2)	—	(1,494)
Interconnection costs and other telecommunication charges	(256)	(893)	(64)	(957)	—	408	(805)
Fees for services, maintenance, materials and supplies	(456)	(596)	(36)	(632)	(3)	78	(1,013)
Taxes and fees with the Regulatory Authority	(217)	(710)	(13)	(723)	(1)	—	(941)
Commissions	(78)	(805)	(47)	(852)	—	30	(900)
Cost of equipments and handsets	(21)	(925)	(13)	(938)	—	—	(959)
Advertising	(77)	(213)	(24)	(237)	—	—	(314)
Provisions	(47)	(13)	1	(12)	—	—	(59)
Bad debt expenses	(31)	(113)	(4)	(117)	—	—	(148)
Other operating expenses	(289)	(344)	(26)	(370)	(1)	36	(624)

Operating income before D&A	819	2,171	149	2,320	(7)	—	3,132
Depreciation of PP&E	(404)	(403)	(60)	(463)	—	—	(867)
Amortization of intangible assets	(51)	(326)	(14)	(340)	—	—	(391)
Gain on disposal of PP&E	1	—	—	—	—	—	1

Operating income	365	1,442	75	1,517	(7)	—	1,875
Financial results, net	(11)	129	(6)	123	(43)	—	69

Net income before income tax expense	354	1,571	69	1,640	(50)	—	1,944
Income tax expense, net	(125)	(565)	(10)	(575)	(1)	—	(701)

Net income	229	1,006	59	1,065	(51)	—	1,243

Net income attributable to Nortel	647
Net income attributable to non-controlling interest	596

1,243

(1)

Service revenues	2,838	6,222	390	6,612	—	—	9,450
Equipment sales	39	878	13	891	—	—	930
Other income	7	2	—	2	—	—	9

Subtotal third party revenues	2,884	7,102	403	7,505	—	—	10,389
Intersegment revenues	492	57	3	60	—	(552)	—

Total sales and other income	3,376	7,159	406	7,565	—	(552)	10,389

•	Statement of financial position information

PP&E	5,004	2,675	652	3,327	—	—	8,331
Intangible assets, net	373	1,130	23	1,153	—	—	1,526
Capital expenditures on PP&E (a)	510	338	68	406	—	—	916
Capital expenditures on intangible assets (b)	39	378	12	390	—	—	429
Total capital expenditures (a)+ (b)	549	716	80	796	—	—	1,345
Total additions on PP&E and intangible assets	619	716	78	794	—	—	1,413
Net financial asset (debt)	1,286	1,058	(121)	937	33	—	2,256

•	Geographic information

	Total sales and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group´s customers	Breakdown by location of operations
Argentina	9,966	9,837	9,321
Abroad	423	552	691

Total	10,389	10,389	10,012

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

For the six-month period ended June 30, 2011

•	Income statement

	Fixed services	Mobile services			Nortel	Eliminations
		Personal	Núcleo	Subtotal			Total
Total sales and other income (1)	2,988	5,756	324	6,080	—	(467)	8,601
Employee benefit expenses and severance payments	(851)	(267)	(25)	(292)	(1)	—	(1,144)
Interconnection costs and other telecommunication charges	(241)	(772)	(51)	(823)	—	343	(721)
Fees for services, maintenance, materials and supplies	(387)	(445)	(30)	(475)	(3)	64	(801)
Taxes and fees with the Regulatory Authority	(180)	(562)	(11)	(573)	(6)	—	(759)
Commissions	(65)	(624)	(41)	(665)	—	30	(700)
Cost of equipments and handsets	(36)	(708)	(8)	(716)	—	—	(752)
Advertising	(73)	(163)	(21)	(184)	—	—	(257)
Provisions	(47)	(14)	—	(14)	—	—	(61)
Bad debt expenses	(20)	(61)	(3)	(64)	—	—	(84)
Other operating expenses	(206)	(231)	(20)	(251)	(1)	30	(428)

Operating income before D&A	882	1,909	114	2,023	(11)	—	2,894
Depreciation of PP&E	(358)	(301)	(50)	(351)	—	—	(709)
Amortization of intangible assets	(41)	(228)	(12)	(240)	—	—	(281)
Gain on disposal of PP&E	12	2	—	2	—	—	14

Operating income	495	1,382	52	1,434	(11)	—	1,918
Financial results, net	—	18	(1)	17	(71)	—	(54)

Net income before income tax expense	495	1,400	51	1,451	(82)	—	1,864
Income tax expense, net	(173)	(492)	(5)	(497)	2	—	(668)

Net income	322	908	46	954	(80)	—	1,196

Net income attributable to Nortel							610
Net income attributable to non-controlling interest							586

							1,196

(1)

Service revenues	2,505	5,050	309	5,359	—	—	7,864
Equipment sales	50	657	13	670	—	—	720
Other income	12	5	—	5	—	—	17

Subtotal third party revenues	2,567	5,712	322	6,034	—	—	8,601
Intersegment revenues	421	44	2	46	—	(467)	—

Total sales and other income	2,988	5,756	324	6,080	—	(467)	8,601

•	Statement of financial position information

PP&E	4,477	2,410	637	3,047	—	—	7,524
Intangible assets, net	284	970	27	997	—	—	1,281
Capital expenditures on PP&E (a)	432	284	35	319	—	—	751
Capital expenditures on intangible assets (b)	29	277	19	296	—	—	325
Total capital expenditures (a)+ (b)	461	561	54	615	—	—	1,076
Total additions on PP&E and intangible assets	546	564	57	621	—	—	1,167
Net financial asset (debt)	520	895	(179)	716	(342)	—	894

•	Geographic information

	Total sales and other income		Total non-current assets
	Breakdown by location of operations	Breakdown by location of the Group’s customers	Breakdown by location of operations
Argentina	8,255	8,135	8,277
Abroad	346	466	684

Total	8,601	8,601	8,961

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NOTE 8 – RELATED PARTY TRANSACTIONS

a)	Controlling company

As of June 30, 2012 Nortel’s ordinary shares (78.38% of the capital stock) were owned by Sofora.

b)	Related parties

Related parties (as described in IAS 24) are those legal entities or individuals which are related to the indirect shareholders of the Company.

Under IAS 24, Telefónica, S.A. (of Spain) and its controlled companies, including Telefónica de Argentina S.A. and Telefónica Móviles de Argentina S.A. are not considered related parties. As of the date of issuance of these consolidated financial statements, such situation has been confirmed by the commitments assumed before the Argentine Antitrust Commission (or the “CNDC”) to ensure the separation and independence between the Telecom Italia Group and the Telecom Group, on one hand, and Telefónica S.A. (of Spain) and its controlled companies, on the other, with respect to their activities in the Argentine telecommunications market, such as it has been corroborated by the applicable authorities.

c)	Balances with related parties

	June 30, 2012	December 31, 2011
CURRENT ASSETS
Investments
Standard Bank (b)	66	69

Total related parties	66	69

Trade receivables
TIM Participacoes S.A. (a)	1	1
Caja de Seguros S.A. (b)	1	10
Standard Bank (b)	3	1

Total related parties	5	12

Other receivables
Sofora	1	1

Direct parent company	1	1

CURRENT ASSETS
Trade payables
Grupo Italtel (a)	29	59
Telecom Italia S.p.A. (a)	25	30
Latin American Nautilus Ltd. (a)	18	3
TIM Participacoes S.A. (a)	3	2
Telecom Italia Sparkle S.p.A. (a)	10	4
Latin American Nautilus USA Inc. (a)	3	3
Latin American Nautilus Argentina S.A. (a)	1	2
Caja de Seguros S.A. (b)	1	10
La Caja Aseguradora de Riesgos del Trabajo ART S.A. (b)	4	4

Total related parties	94	117

Dividends payables
ABC Telecomunicaciones S.A.	10	—

Total related parties	10	—

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

d)	Transactions with related parties

		Six-month periods ended June 30,
		2012	2011
		Profit (loss)
		Total sales and other income
Telecom Italia Sparkle S.p.A. (a)	Voice wholesale	8	9
TIM Participacoes S.A. (a)	Voice wholesale	6	5
Telecom Italia S.p.A. (a)	Voice wholesale	1	1
Latin American Nautilus Argentina S.A. (a)	Voice wholesale	—	1
Caja de Seguros S.A. (b)	Voice retail	38	13
Caja de Seguros S.A. (b)	Equipment	26	8
Standard Bank (b)	Voice retail	2	2
Standard Bank (b)	Data	7	4
Standard Bank (b)	Equipment	2	2

	Total sales and other income	90	45

		Operating costs
Latin American Nautilus Ltd. (a)	International inbound calls and others	(52)	(35)
Grupo Italtel (a)	Maintenance, materials and supplies	(20)	(37)
Telecom Italia Sparkle S.p.A. (a)	International inbound calls and others	(18)	(18)
Telecom Italia S.p.A. (a)	Fees for services and roaming	(10)	(14)
TIM Participacoes S.A. (a)	Roaming	(8)	(3)
Latin American Nautilus Argentina S.A. (a)	International inbound calls	(4)	(3)
Latin American Nautilus USA Inc. (a)	International inbound calls	(2)	(2)
La Caja Aseguradora de Riesgos del Trabajo ART S.A.(b)	Salaries and social security	(16)	(12)
Caja de Seguros S.A. (b)	Insurance	(7)	(5)
La Estrella Compañía de Seguros S.A. (b)	Insurance	(3)	(2)

	Total operating costs	(140)	(131)

		Financial results
Standard Bank (b)	Interest on cash equivalents	3	1

	Total financial results	3	1

		PP&E acquisitions
Grupo Italtel (a)		20	34

	Total PP&E acquisitions	20	34

(a)	Such companies relate to Telecom Italia Group.
(b)	Such companies relate to W de Argentina – Inversiones S.L.

The transactions discussed above were made on terms no less favorable to the Telecom Group than would have been obtained from unaffiliated third parties. The Board of Directors approved transactions representing more than 1% of the total shareholders’ equity of the Telecom Group, after being approved by the Audit Committee in compliance with Decree No. 677/01.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

a)	Purchase commitments

The Telecom Group has entered into various purchase orders amounting in the aggregate to approximately $3,481 as of June 30, 2012 (of which $133 corresponds to PP&E commitments), primarily related to the supply of switching equipment, external wiring, infrastructure agreements, inventory and other service agreements.

b)	Contingencies

The Telecom Group is a party to several civil, tax, commercial, labor and regulatory proceedings and claims that have arisen in the ordinary course of business. In order to determine the proper level of provisions, Management of Telecom Argentina, based on the opinion of its internal and external legal counsel, assesses the likelihood of any adverse judgments or outcomes related to these matters as well as the range of probable losses that may result from the potential outcomes. A determination of the amount of provisions required, if any, is determined after an analysis of each individual case.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The determination of the required provisions may change in the future due to new developments or unknown facts at the time of the evaluation of the claims or changes as a matter of law or legal interpretation. Consequently, as of June 30, 2012, the Telecom Group has established provisions in an aggregate amount of $1,003 to cover potential losses under these claims ($86 for regulatory contingencies deducted from assets and $917 included under provisions) and certain amounts deposited in the Telecom Group’s bank accounts have been restricted as to their use due to some judicial proceedings. As of June 30, 2012, these restricted funds totaled $59 (included under Other receivables item line in the consolidated statement of financial position).

Provisions consist of the following:

	Balances as of December 31, 2011	Additions (reversals)		Reclassifications	Uses		Balances as of June 30, 2012
		Capital (i)	Interest (ii)		Classified to liability	Payments
Current
Provision for civil and commercial proceedings	16	—	—	4	—	(2)	18
Provision for labor claims	128	—	—	21	(51)	(66)	32
Provision for regulatory, tax and other matters claims	29	—	—	24	—	(13)	40

Total current provisions	173	—	—	49	(51)	(81)	90

Non-current
Provision for civil and commercial proceedings	117	16	6	(4)	—	—	135
Provision for labor claims	220	25	22	(21)	(10)	—	236
Provision for regulatory, tax and other matters claims	384	18	15	(25)	—	—	392
Asset retirement obligations	61	—	3	—	—	—	64

Total non-current provisions	782	59	46	(50)	(10)	—	827

Total provisions	955	59	46	(iii) (1)	(61)	(81)	917

	Balances as of December 31, 2010	Additions (reversals)		Reclassifications	Uses		Balances as of June 30, 2011
		Capital (i)	Interest (ii)		Classified to liability	Payments
Current
Provision for civil and commercial proceedings	25	—	—	(3)	—	(4)	18
Provision for labor claims	38	—	—	86	—	(36)	88
Provision for regulatory, tax and other matters claims	1	—	—	(1)	—	—	—

Total current provisions	64	—	—	82	—	(40)	106

Non-current
Provision for civil and commercial proceedings	87	—	11	4	—	—	102
Provision for labor claims	155	33	19	(85)	—	—	122
Provision for regulatory, tax and other matters claims	294	28	11	12	—	—	345
Asset retirement obligations	45	—	3	—	—	—	48

Total non-current provisions	581	61	44	(69)	—	—	617

Total provisions	645	61	44	(iv) 13	—	(40)	723

(i)	Included in Provisions.
(ii)	Included in Finance costs.
(iii)	Includes a reclassification of $1 to Other receivables.
(iv)	Includes a reclassification of $13 from current liabilities.

During 2Q12, Telecom Argentina and Personal were notified of several claims which the Management of the companies has classified as “other than remote”. Additional information is given in Note 12.

NOTE 10 – EQUITY

Equity includes:

	June 30, 2012	December 31, 2011
Equity attributable to Nortel	4,666	4,022
Equity attributable to non-controlling interest	3,996	3,775

Total equity (*)	8,662	7,797

(*)	Additional information is given in the consolidated statements of changes in equity.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

Capital information

The composition of the capital stock at June 30, 2012 is the following:

Authorized, issued and outstanding shares	Capital stock
5,330,400 Ordinary Shares – $10 peso nominal value and one vote per share	53,304,000

1,470,455 Class “B” Preferred Shares – $10 peso nominal value	14,704,550

At June 30, 2012, all the shares are fully paid.

The Company has implemented a mechanism that allows Class “A” and “B” preferred shares to be traded in the United States of America and other places through ADS-denominated securities.

By resolutions of the Board of Directories and the Extraordinary Shareholders’ Meeting held on August 14, 1992 and October 15, 1992, respectively, ADS referred to in paragraph above related to Class “A” preferred shares issued by the Company on November 8, 1990 are listed on the Luxembourg Stock Exchange since December 21, 1992.

On June 14, 2012, the Company redeemed all the Class “A” Preferred shares, in accordance with the Terms and Conditions of issuance (see Note 12). The Company is in the process of registering the capital reduction at the Public Registry of Commerce, as well as making the arrangements to reflect the termination of the respective ADS in the markets in which they were traded.

Class “B” preferred shares converted into ADS were registered with the SEC, and since June 16, 1997 are traded on the NYSE.

Restrictions on distribution of profits

The Company is subject to certain restrictions on the distribution of profits. Under the Argentine Corporations Law, the by-laws of the Company and rules and regulations of the CNV, a minimum of 5% of net income for the year in accordance with the statutory books, plus/less previous years adjustments and accumulated losses, if any, must be appropriated by resolution of the shareholders to a legal reserve until such reserve reaches 20% of the outstanding capital (common stock plus inflation adjustment of common stock).

NOTE 11 – SELECTED CONSOLIDATED QUARTERLY INFORMATION

Quarter ended	Total sales and other income	Operating income before D&A (*)	Operating profit	Financial results, net (loss) profit	Net income	Net income attributable to Nortel
Year 2012:
March 31,	5,130	1,644	1,030	47	691	365
June 30,	5,259	1,488	845	22	552	282

	10,389	3,132	1,875	69	1,243	647

Year 2011:
March 31,	4,144	1,426	953	(10)	606	313
June 30,	4,457	1,468	965	(44)	590	297
September 30,	4,780	1,490	928	22	609	328
December 31,	5,150	1,585	987	32	634	335

	18,531	5,969	3,833	—	2,439	1,273

(*)	Information on the new criterion for the Operating income before D&A is given in Note 7.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

NOTE 12 – 1H12 TELECOM GROUP’S MATTERS

a)	For the Company

In April 2012, Nortel allocated the whole retained earnings as of December 31, 2011 ($3,483) to a reserve for future dividends. Therefore, the Annual General Ordinary Shareholders’ Meeting of Telecom Argentina held on April 27, 2012 approved a cash dividend distribution in the amount of $807, of which $442 corresponds to the Company.

As the Company had recorded at March 31, 2012, a $439 liability corresponding to the Class “A” Preferred shares economic rights in the line item “Financial debt” of the consolidated statement of financial position, with counterpart in Shareholders´ equity, and considering its liquidity after the collection of the abovementioned dividends, the Ordinary and Extraordinary General and Special Class “A” preferred Shareholders’ Meeting and the Board Meeting held on June 13, 2012 and June 14, 2012, respectively, approved the following resolutions:

1)	the scheduled redemption of 401,794 Class “A” Preferred Shares, i.e., 100% of the outstanding Class “A” Preferred Shares, for an aggregate redemption price of Ps. 363 million;

2)	payment of $81.7 to cancel 100% of the outstanding preferred basic dividend corresponding as of such date to the Class “A” Preferred Shares;

3)	payment of $22.8 as additional dividend corresponding to the Class “A” Preferred Shares for fiscal year 2011;

4)	payment of $8.3 as additional distribution, payable only and exclusively to those holders of Class “A” Preferred Shares who have entered into a settlement agreement with the Company, to the Company’s satisfaction, before June 27, 2012, releasing and irrevocably, finally and definitively terminating any claim relating to the Class “A” Preferred Shares;

5)	payment of $5.4 to the holders of Class “B” Preferred Shares as dividend corresponding to fiscal year 2011; and

6)	payment of $5.6 to the holders of ordinary stock as dividend corresponding to fiscal year 2011.

The scheduled redemption referred to in item 1) above was reflected in the Company’s books as a reduction of the accounts Capital Stock, Inflation Adjustment of Capital Stock and Share Issue Premiums, while payments referred to in items 2) to 6) were reflected as a reduction of the Voluntary Reserve for the Future Distribution of Dividends.

b)	For the Telecom Group

•	First quarter matters:

(a) Regulatory matters

Radioelectric spectrum auction

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles de Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. As of March 31, 2012, the SC had postponed the auction for May 2012.

Number portability (“NP”)

With respect to the NP, mobile providers made the adjustments to their respective networks, as well as developments and testing of the necessary information technology applications. Finally, the NP was implemented during March 2012 by Personal and the other providers.

(b) Conversion of Class “C” shares to Class “B” shares

The General Ordinary and Extraordinary and Special Class “C” Shares Meetings held on December 15, 2011, approved the delegation of authority to Telecom Argentina’s Board of Directors for the conversion of up to 4,593,274 Class “C” ordinary shares into an equal quantity of Class “B” ordinary shares in one or more tranches. As a result, 3,281,265 Class “C” Shares have been converted to Class “B” Shares in a first tranche, on March 16, 2012. As of March 31, 2012, the outstanding number of Class “C” Shares was 1,312,009.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

(c) Agreement with the Compensation Fund and other unions

During the first quarter of 2012, Telecom Argentina reached several agreements with the Compensation Fund and other unions related to the legal actions and claims regarding non-unionized employees’ salaries social security contributions. These agreements have been settled, resulting in: (i) a consumption of the provisions timely made by Telecom Argentina and, (ii) social security contributions for the period January 2012 to June 2013.

•	Second quarter matters:

(d) Regulatory matters

Radioelectric spectrum auction

In May 2011, the SC through Resolution No. 57/11 launched an auction to reassign the 850 MHz and 1900 MHz frequency bands returned by Telefónica Móviles de Argentina S.A. because this company had exceeded its 50 MHz spectrum cap. As of March 31, 2012, the SC had postponed the auction for May 2012.

Administrative complaint in connection with the service cuts affecting clients of Telecom Argentina and Personal

On June 25, 2012, the CNC notified Telecom Argentina of an administrative complaint relating to an incident that took place on June 12, 2012, in an optic fiber link of the Company, caused by a construction company for which Telecom Argentina is not liable, which affected the DLD and ADSL services in localities at the North Region of the country, also affecting the mobile communication services provided by Personal. Such services were quickly restored, after slightly more than two hours of labor, thanks to the networks’ redundancy. On the same date, within the same procedure, the CNC also notified Personal of an administrative complaint in connection with the problems affecting its mobile communication services.

As of the date of issuance of these consolidated financial statements, the CNC has not defined yet if it will continue this penalty procedure against Telecom Argentina and Personal. As a result, the Management of Telecom Argentina and Personal cannot positively estimate whether any penalties will be imposed and, if any are imposed, their economic relevance. However, Telecom Argentina and Personal’s Managements, with the aid of their legal counsels, believe that there are solid arguments to defend themselves against the accusations made. This particular case has different features from some other cases considered by the CNC involving recent network failures of other mobile operators. Therefore, possible penalties should not significantly impact on the patrimonial and economic situation of Telecom Argentina and Personal. However, it cannot be assured that the procedure initiated by the CNC will not result in penalties administratively imposed, in which case Telecom Argentina and Personal will need to appeal before the judicial courts in order to defend their rights.

Universal Service (“SU”) in Telecom Argentina: SC Resolutions No. 53, 54, 59, 60, 61 and 62/2012

As of the date of issuance of these consolidated financial statements and in compliance with SC Resolution No. 80/07 and No. 154/10 and CNC Resolution No. 2,713 /07, Telecom Argentina has estimated a receivable of $1,105 (unaudited) for the period initiated in July 2007 and filed its calculations for review by the regulatory authority. This receivable has not been recorded at June 30, 2012, since it is subject to the approval of the SU programs, the review of the SC and the availability of funds in the SU Trust.

On April 8, 2011, the SC issued Resolution No. 43/11 notifying Telecom Argentina that investments associated with “High-Cost Areas” – amounting approximately to $901 and which are included in the abovementioned receivable – do not qualify as an Initial Indicative Program. Telecom Argentina filed a claim on this resolution. As of the date of these consolidated financial statements, the resolution of this appeal is still pending.

On July 12, 2012, Telecom Argentina was notified of SC Resolutions No. 53 and 54/12 and on July 25, 2012, it was notified of SC Resolutions No. 59, 60, 61 and 62/12, pursuant to which the “Special Service of Information 110”, the “Discounts for Retired People, Pensioners and Low Consumption Households”, the services of “Social Public Telephony and Loss-Making Public Telephony”, the “Services and Discounts relating to the Information Society Program argentin@internet.todos”, the “Services for Deaf-Mute People” and the “Free Access to Special Emergency Services and Special Community Services”, provided by Telecom Argentina – jointly assessed in approximately $319 since July 2007 until the date hereof and included in the above mentioned balance-, do not qualify as an Initial Indicative Program, pursuant to the terms of Section 26 of Annex III of Decree No. 764/00, and that, taking into account the conditions and legal framework within which such services were developed by Telecom Argentina, they do not constitute different services involving a SU provision, and therefore cannot be financed with SU funds, pursuant to the terms of Section 2 of Decree No. 558/08.

NORTEL INVERSORA S.A.

Corporation non adhered to the Optional Statutory Regime of Compulsory Public Purchase Offer

The Management of Telecom Argentina, with the aid of the legal counsels, is currently analyzing the implications derived from these Resolutions and considering its challenge before the Regulatory Authorities. However, it cannot be assured that these issues will be favorably resolved at the administrative level.

SU in Personal: Resolution No. 50/12 of the SC

On July 5, 2012, the SC issued Resolution No. 50/12 pursuant to which it notified that the services referred to by the Mobile Communications Services Providers, which were filed as High Cost Areas or services provided in non-profitable areas, services provided to clients with physical limitations (deaf-mute and blind people), rural schools, and the request relating to the installation of radio-bases and/or investment in the infrastructure development in various localities, do not constitute items that may be discounted from the amount of contributions to the SU pursuant to Section 3, last part, of Resolution No. 80/07, or Section 2 of Decree No. 558/08. It also provides that certain amounts already deduced may be used for investment projects within the framework of the Program of SC Resolution No. 9/11, or deposited in the SU Fund, as applicable.

As of the date of issuance of these consolidated financial statements, Personal has challenged Resolution No. 50/12 before the administrative courts, requesting the nullity of the SC’s actions in connection with it. The Management of Personal cannot assure that this issue will be favorably resolved at the administrative level. However, it believes that Resolution No. 50/12 will not have significant effects on the patrimonial and economic situation of Personal.

Assessment of Mobile Services: Resolution No. 45/12 of the SC

On May 31, 2012, the SC issued Resolution No. 45 providing that the assessment time of calls originated in users of mobile services shall start from the moment in which the call’s recipient answers the phone in person or through a message box, until the moment in which the communication ends, and that any communications that are not answered by the recipient (either in person or through a message box) shall not be invoiced or charged in any way.

As of the date of these consolidated financial statements, Personal is developing the IT adequacies necessary for Resolution No. 45’s implementation in all service modalities, which shall be available as from October 11, 2012.

(e) Conversion of Class “C” shares to Class “B” shares

During the second quarter of 2012, 584,418 Class “C” shares were converted to Class “B” shares. As of the date of issuance of these consolidated financial statements, the outstanding number of Class “C” Shares was 727,591. The CNV and the BCBA has authorized an additional conversion of 97,108 Class “C” shares, which will be made on August 1st, 2012.

(f) Lawsuit against Personal on changes in services prices

On June 2012, Personal was notified of a lawsuit from the Consumer Association “Proconsumer”, which claims alleged insufficiencies in the information disclosed to Personal’s clients when changes in the prices conditions took place during the period May 2008 – May 2011. The remedy requested in the lawsuit is that certain clients – those who are charged by a fixed monthly fee- be reimbursed amounts of money for a period of two months as from the moment in which the inconsistencies of information alleged by the claimant took place. The complaint is for an undetermined amount and Personal is currently evaluating the possible amounts involved. The Management of Personal considers that it has adequately disclosed and given publicity of the changes in contractual conditions, and therefore believes that this complaint should not be successful. However, due to the nature of the complaint, the lack of relevant court precedents in this subject and the fact that the answer to the complaint is still pending, as of the date of issuance of these consolidated financial statements the Management of Personal cannot assure that this issue will be favorably resolved.

Eduardo Federico Bauer
Vice-President

Free translation from the original in Spanish for publication in Argentina

LIMITED REVIEW REPORT ON THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, President and Directors of

Nortel Inversora S.A.

Legal address: Alicia Moreau de Justo 50 – Floor 11

Autonomous City of Buenos Aires

Tax code: 30-64389741-1

1.	We have reviewed the accompanying condensed interim consolidated financial statements of Nortel Inversora S.A. (“Nortel”), and its subsidiaries, including the consolidated balance sheet at June 30, 2012, the consolidated statements of income and comprehensive income for the six and three-month periods ended June 30, 2012, the consolidated statement of changes in equity and of cash flows for the six-month period then ended, and the selected explanatory notes. The balances and other information for the year 2011 and for the interim periods are an integral part of these financial statements and, therefore, they should be considered in relation to those statements.

2.	The Company’s Board of Directors is responsible for the preparation and presentation of these financial statements in accordance with International Financial Reporting Standards, adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as professional accounting standards and added by the National Securities Commission (CNV) to its regulations, as approved by the International Accounting Standard Board (IASB). Therefore, they are responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned in 1., in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.	Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which consist mainly of the application of analytical procedures on the amounts disclosed in the condensed interim consolidated financial statements and of inquiries of Company staff responsible for the preparation of the information included in the condensed interim consolidated financial statements and its subsequent analysis. This review is substantially less in scope than an audit, the objective of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company’s consolidated financial position, consolidated statement of comprehensive income and consolidated cash flows.

4.	Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1. have not been prepared, in all material respects, in accordance with International Accounting Standard (IAS) No. 34.

5.	In accordance with current regulations, in connection with Nortel, we report that:

a)	the condensed interim consolidated financial statements of Nortel are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)	the condensed interim separate financial statements of Nortel arises from accounting records kept in all formal respects in conformity with legal regulations;

c)	we have read the Operating and financial review and prospects, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2012, the debt corresponding to withholdings and contributions to the Argentine Integrated Social Security System according to the Company’s accounting records amounted to $ 76,114.93, none of which was due at that date.

Autonomous City of Buenos Aires, July 31, 2012

PRICE WATERHOUSE & CO. S.R.L.

(Partner)
C.P.C.E.C.A.B.A. Vº 1 Fº 17
Dr. Alejandro P. Frechou Public Accountant (UBA) C.P.C.E.C.A.B.A. V° 156 F° 85

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 22, 2012	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager